Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of __April___ 2003

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




	This Form 6-K consists of the following:

        TELUS Corporation Information Circular
              Dated March 14, 2003









evolving our business
delivering on our strategy


notice of annual and special general meeting information circular 2003 table of contents

notice of annual and special general meeting		                 1
information circular 				 		         2
invitation to shareholders					         2
frequently asked questions on voting				         3
restriction on ownership of shares				         7
non-voting shares						         7
business of the meeting						         8
   1.report of the directors and consolidated
     financial report						         8
   2.election of directors					         8
   3.appointment of auditors					         13
     summary of billings for TELUS for january 1 to
     december 31, 2002					                 13
   4.amendment to the articles of the company to allow a
     committee of directors to fill a vacancy of the auditors	         14
   5.amendment to the articles of the company to amend quorum
     requirements for general meetings	    			         14
   6.reconfirmation and approval of an amended and restated
     shareholder rights plan					         15

mandate and report of the corporate governance committee	         19
mandate and report of the audit committee			         21
mandate and report of the human resources and compensation 	         24
  committee
  report on executive compensation				         24
  executive compensation summary table				         29
  TELUS pension plan						         33
  employment agreements						         34
indebtedness of directors and officers				         34
performance graph						         35
directors' and officers'insurance and indemnification		         36
additional matters and information				         36
board approval							         36
certificate							         36
appendix a:
     statement of TELUS' corporate governance practices	                 37
     disclosure of TELUS'practices with reference to
     the current TSX guidelines				                 38



notice of annual and
        special general meeting

Notice is hereby given that the annual and special general meeting (the "meeting") of the holders of the common shares and/or non-voting shares of TELUS Corporation (the "Company" or "TELUS") will be held on Wednesday, April 30, 2003 at 10:00 a.m. (Mountain Daylight Savings Time) at the TELUS Convention Centre, North Building, Second floor, Exhibition Hall C, 136 - 8th Avenue S.E., Calgary, Alberta. The purpose of the meeting is to:
1. receive the Company's 2002 audited consolidated financial statements together with the reports of the auditors on those statements;
2.	elect directors of the Company for the next year;
3.      appoint Deloitte & Touche LLP as auditors for the next year;
4. consider and, if thought fit, pass a special resolution authorizing amendment of the Articles of the Company to allow a committee of directors to fill a vacancy of the auditors;
5.	consider and, if thought fit, pass a special resolution authorizing amendment of the Articles of the Company respecting the quorum requirements for general meetings;
6.	consider and, if thought fit, pass, with or without variation, an ordinary resolution reconfirming and approving an amended and restated shareholder rights plan; and
7. transact other business as may properly come before the meeting or any adjournment thereof.

The British Columbia Registrar of Companies has approved the Company's application to hold this meeting outside British Columbia. A copy of this order may be obtained upon request to TELUS' Corporate Secretary. Also, pursuant to the Company Act (British Columbia), advance notice of the meeting was published in the Vancouver Sun on February 14, 2003.

Dated at Vancouver, B.C. this 14th day of March, 2003.
By order of the Board of Directors

James W. Peters
Executive Vice-President, Corporate Affairs and Chief
General Counsel and Corporate Secretary

Holders of common shares and/or non-voting shares of the Company who are unable to attend the meeting may vote by proxy. Simply sign and return a paper proxy or submit a telephone or Internet proxy by following the instructions in the information circular accompanying this notice.

To be valid, proxies must be received by TELUS' Corporate Secretary, c/o Computershare Trust Company of Canada at 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by 5:00 p.m. (local time) on April 28, 2003 or, if the meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day prior to the date on which the meeting is reconvened.

information
       circular

invitation to shareholders
-------------------------------------------------------------------------------

On behalf of the TELUS Board of Directors, management and employees, we invite you to join us at TELUS' annual and special general meeting (the "meeting"). This year, the meeting will be held:
Date:	Wednesday, April 30, 2003
Time:	10:00 a.m. (Mountain Daylight Savings Time)
Place:	TELUS Convention Centre
	North Building, 2nd floor, Exhibition Hall C
	136 - 8th Avenue S.E., Calgary, Alberta

At the meeting, holders of common shares and/or non-voting shares ("shareholders") of TELUS will be asked to approve the business items in the notice of annual and special general meeting and this information circular. We will also update you on how TELUS is continuing to execute on its strategy and give you an update on the Company's current financial outlook. At the end of the meeting, a question and answer session will take place. At the reception following the meeting, you will have an opportunity to personally meet your directors and executives.

As a shareholder, your vote is very important to us and we encourage you to participate either in person or by proxy. If you cannot attend the meeting in person, we invite you to view our live Web cast at telus.com/agm at 10 a.m. on April 30.

We look forward to seeing you.

Sincerely,



Brian A. Canfield					Darren Entwistle
Chairman of the 					President &
Board of Directors					Chief Executive Officer


March 14, 2003
frequently asked
       questions on voting

Q	Am I entitled to receive notice of the meeting and attend the meeting?

A	Yes, if you are a shareholder as of March 14, 2003, which is the record date for the meeting. All shareholders, as of the close of business on that date, are entitled to receive notice of, attend and be heard at the meeting.

Q	Am I entitled to vote and what am I voting on?

A If you were a holder of common shares as of the close of business on March 14, 2003, you are entitled to vote one vote per common share on the resolutions relating to:
        (i)    electing directors for the next year;
        (ii)   appointing the auditors for the next year;
        (iii) amending the Company's Articles to allow a committee of directors to fill a vacancy of the auditors;
        (iv) amending the Company's Articles respecting the quorum requirements for general meetings; and
        (v) reconfirming and approving the amended and restated shareholder rights plan.

        If you were a holder of non-voting shares, as of the close of business on March 14, 2003, you are entitled to vote one vote per non-voting share on the resolution to reconfirm and approve the amended and restated shareholder rights plan, as your interests could be affected.

Q	How can I vote my shares?

A	You can vote your shares by either attending and voting your shares at the meeting or, if you cannot attend the meeting, by having your shares voted by proxy. How you exercise your vote depends on whether you are a registered or non-registered shareholder.
        * You are a registered shareholder if you have a share certificate registered in your name.
        * You are a non-registered shareholder if: (i) your shares are registered in the name of an intermediary (for example, a bank, a trustee or investment dealer) or the name of a clearing agency of which the intermediary is a participant, or (ii) you hold common shares through the Employee Share Purchase Plan.

Voting by attending the meeting

If you are a registered shareholder, you are entitled to attend the meeting and cast your vote in person.
        If you are a non-registered shareholder, you are entitled to attend the meeting and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name in the blank space provided and returning it in the envelope provided. When you arrive at the meeting, advise the registration staff that you are a proxy appointee. If you have received a voting instruction form, please follow the instructions on the form.
        Royal Trust Corporation of Canada (the "Trustee") is the trustee of all shares (the "employee shares") held on behalf of members of the TELUS Employee Share Purchase Plan of the Company. Holders of employee shares are treated in the same manner as non-registered shareholders. If you hold employee shares, you are entitled to attend the meeting and cast your vote in person, provided you have submitted a properly executed proxy, inserting your name in the blank space provided and returning it according to the instructions on the form. When you arrive at the meeting, advise the registration staff that you are a proxy appointee.

Voting by proxy

How you vote by proxy depends on whether you are a registered shareholder, a non-registered shareholder or a holder of employee shares.

1. Voting by proxy-registered shareholder
If you are a registered shareholder, you may vote your proxy in one of three ways:
*	by paper proxy to be returned by mail or delivery,
*	by telephone, or
*	by Internet.

Whichever method you choose, your proxy must be received by TELUS' Corporate Secretary, c/o Computershare Trust Company of Canada (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (local time) on April 28, 2003 or, if the meeting is adjourned, by 5:00 p.m., local time, on the second-last business day prior to the date on which the meeting is reconvened.

Proxy and voting by mail or delivery
To vote by mail or delivery, your paper proxy must be completed, signed and returned in accordance with the instructions on the paper proxy.

Proxy and voting by telephone
To vote by telephone, call the toll-free number shown on the proxy form provided. Using a touch-tone telephone to select your voting preferences, follow the instructions of the "vote voice" and refer to your holder account number and proxy access number provided on the proxy that was delivered to you by mail or e-mail.
        Note that voting by telephone is not available if you wish to appoint a person as a proxy other than the persons named on the proxy form or if you wish to exercise your cumulative voting rights regarding the election of directors. In either of these instances, your proxy should be voted by mail, delivery, or Internet.

Proxy and voting by Internet
To vote your proxy by Internet, visit the Web site address as shown on the proxy form provided. Follow the on-line voting instructions given to you over the Internet and refer to your holder account number and proxy access number provided on the proxy that was delivered to you by mail or e-mail.

2. Voting by proxy-non-registered shareholder
If you are a non-registered shareholder and you receive these materials through an investment dealer or other intermediary, complete and return the materials entitling you to vote, in accordance with the instructions provided to you by investment dealer or other intermediary.
        If you hold employee shares, use one of the three voting procedures outlined above (mail, telephone or Internet) to direct the Trustee as to how your employee shares are to be voted at the meeting. The Trustee will deliver the proxy forms for use at the meeting for all votes to be cast at the meeting as indicated on all paper, telephone or Internet proxies. Computershare has agreed to act as the recipient of voting instructions by holders of employee shares received by proxy and will tabulate the results for the Trustee.
        The voting rights attached to employee shares will be voted for or against or withheld from voting only in accordance with the specifications made by the employees. If a proxy is not received by Computershare on behalf of the Trustee according to the above procedures, the employee shares will not be voted by the Trustee.
        For employee shares to be voted at the meeting by the Trustee or a duly appointed proxy, proxies must be received by TELUS' Corporate Secretary, c/o Computershare, (9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1) no later than 5:00 p.m. (local time) on April 28, 2003 or, if the meeting is adjourned, by 5:00 p.m. (local time) on the second-last business day prior to the date on which the meeting is reconvened.
        If an employee holds common and non-voting shares (other than employee shares), another proxy must be completed to vote the shares, unless such employee attends the meeting and votes the shares in person.

Q	Who votes my shares?

A	Each person named in the proxy to represent shareholders at the meeting is a director and/or officer of the Company. You can appoint someone else to represent you at the meeting; however, you must appoint that person by either paper proxy or Internet proxy by inserting his name in the appropriate space on the proxy form, or completing another acceptable paper proxy. The person you appoint does not need to be a shareholder but must attend the meeting in order for your vote to be cast.

Q	How will my shares be voted if I return a proxy?

A	By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business you are entitled to vote on, according to your instructions. If there are no instructions with respect to your proxy, common shares will be voted in favour of:
        1.  electing each person nominated by management as a director;
        2.  appointing Deloitte & Touche LLP as auditors of the Company;
        3. amending the Articles of the Company to allow a committee of directors to fill a vacancy of the external auditors;
        4. amending the Articles of the Company respecting the quorum requirements for general meetings; and,
        5. reconfirming and approving the amended and restated shareholder rights plan.

If there are no instructions with respect to your proxy, your non-voting shares will be voted in favour of reconfirming and approving the amended and restated shareholder rights plan.

Q	Can I revoke a proxy?

A	Yes, if you are a registered shareholder and have voted by paper, telephone or Internet proxy, you may revoke it by delivering a duly executed proxy by paper, telephone or Internet with a later date or a form of revocation of proxy. Paper proxies can be delivered to the registered office of the Company, c/o TELUS' Corporate Secretary, 3777 Kingsway, Burnaby, B.C. V5H 3Z7, any time up to and including April 29, 2003, or if the meeting is adjourned, on the business day preceding the date of the adjourned meeting.
            Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy to the Chairman of the meeting at the meeting or any adjournment thereof. You may also revoke your proxy in any other manner permitted by law.
            If you are a non-registered shareholder, you may revoke your proxy or voting instructions by contacting the individual who serves your account.
            As a holder of employee shares, if you have provided your proxy (by paper, telephone or Internet) you may revoke it by delivering another proxy (by paper, telephone or Internet) with a later date or a form of revocation of proxy, at any time up to and including the second last business day preceding the day of the meeting or any adjournment thereof.

Q	Who has discretionary authority to vote on amendments or variations to any of the business items and on any other matter that may properly come before the meeting?

A	Your voting instructions provided by paper, telephone or Internet proxy give discretionary authority to the person you appoint to vote as he sees fit on any amendment or variation to any of the matters identified in the notice of meeting and any other matters that may properly be brought before the meeting. As of March 14, 2003, neither the Board of directors nor management of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting.

Q	 Is my vote by proxy confidential?

A	Yes, your vote by proxy is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare Trust Company of Canada ("Computershare"), in a way that preserves the confidentiality of individual shareholders' votes, except:
        *   as necessary to meet the applicable legal requirements;
        *   in the event of a proxy contest; or
        *   in the event a shareholder has made a written comment on the proxy.

Q	Who is soliciting my proxy?

A	Your proxy is being solicited on behalf of TELUS management. The solicitation of proxies will be made either by mail to your latest address shown on the register of shareholders or by electronic mail to your e-mail address that you provided.(1)
          The cost of solicitation is paid for by the Company.

 (1)	Pursuant to a court order of the B.C. Supreme Court (the"Court"), the
        Company is exempt from any requirements in the Articles of the Company and the Company Act (British Columbia) that would prohibit the Company, or agent, from delivering the notice of meeting, information circular, proxy form, annual financial statements and any other meeting materials for the meeting solely by electronic means to those shareholders of the Company who consent to such electronic delivery.

Q	What are the quorum requirements for the meeting and how many common shares and non-voting shares are outstanding?

A	A quorum at the meeting will consist of at least two persons present and/or represented by proxy, being shareholders that hold not less than 1/20 (5 per cent) of the issued and outstanding shares entitled to be voted at the meeting. One of the items of business is to amend these quorum requirements. On February 28, 2003, the Company had 188,114,132 common shares and 158,899,604 non-voting shares issued and outstanding.

Q	Does any shareholder beneficially own 10 per cent or more of the common shares and/or non-voting shares that are outstanding?

A	Yes, Verizon Communications Inc. ("Verizon"), through Anglo-Canadian
        Telephone Company ("Anglo- Canadian") owned 48,551,972 common shares representing approximately 25.8 per cent of the issued and outstanding common shares and 24,908,020 non-voting shares representing approximately 15.7 per cent of the issued and outstanding non-voting shares on February 28, 2003. Anglo-Canadian is 100 per cent directly and indirectly beneficially owned and controlled by Verizon. To the knowledge of the directors and senior officers of TELUS, on February 28, 2003, no other persons beneficially own, directly or indirectly, or exercise control or direction over, common shares or non-voting shares carrying more than 10 per cent of the voting rights attached to all common shares or non-voting shares entitled to be voted at the meeting.

Q	What if I have a question?

A	If you have any questions regarding the meeting, please contact
        Computershare:
        *   by phone:	1-800-558-0046 (toll-free within North America)
			1-514-982-7270 (outside North America)
        *   by fax:	(416) 263-9394
        *   by e-mail:	telus@computershare.com
        *   by mail: 	Computershare Trust Company of Canada
                        9th floor, 100 University Avenue
			Toronto, Ontario, M5J 2Y1

Restriction on ownership of shares
On October 25, 1994, the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the "Telecommunications regulations") were adopted under the Telecommunications Act (Canada) (the "Telecommunications Act"). To maintain the eligibility of certain of its subsidiaries which are Canadian common carriers under the Telecommunications Act, the level of non-Canadian ownership of the common shares cannot exceed 33 1/3 per cent and the Company must not be otherwise controlled by non-Canadians. The Telecommunications regulations give carrier-holding corporations of Canadian common carriers certain powers to monitor and control the level of non-Canadian ownership of voting shares. As a carrier-holding corporation, the powers and constraints of the Telecommunications regulations have been incorporated into the Articles of the Company. The powers include the right to: refuse to register a transfer of voting shares to a non-Canadian; require a non-Canadian to sell any voting shares; convert voting shares to non-voting shares; and suspend the voting rights attached to the voting shares. The Company monitors the level of non-Canadian ownership of its common shares and periodically reports thereon to the Canadian Radio-television and Telecommunications Commission.

Non-voting shares
Subject to the prior rights of the holders of first preferred shares and second preferred shares of the Company, holders of non-voting shares are entitled to participate equally with the holders of common shares with respect to the payment of dividends and the distribution of assets of the Company on the liquidation, dissolution or winding up of the Company. The non-voting shares cannot be subdivided, consolidated, reclassified or otherwise changed unless the common shares are changed in the same manner. Generally, the holders of non-voting shares are entitled to receive notice of, attend and be heard at all general meetings of the Company and are entitled to receive all notices of meetings, information circulars and other written information from the Company that the holders of common shares are entitled to receive from the Company, but are not entitled to vote at such general meetings unless otherwise required by law. The holders of non-voting shares are entitled to vote at the meeting on the resolution to ratify, reconfirm and approve the amended and restated shareholder rights plan because their interests could be affected. To ensure that the holders of non-voting shares can participate in any offer made to holders of common shares (but that is not made to the holders of non-voting shares on the same terms), the offer must, by reason of applicable securities legislation or the requirements of the stock exchanges on which the common shares are listed, be made to all or substantially all the holders of common shares who are in any province of Canada to which such requirements apply (an "exclusionary offer"). Each holder of non-voting shares will, for the purposes of the exclusionary offer only, be permitted to convert all or part of the non-voting shares held into an equivalent number of common shares during the applicable conversion period. In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding common shares to the effect that they will not, among other things, tender to such exclusionary offer or make an exclusionary offer), these conversion rights will not come into effect. If the Telecommunications Act and Telecommunications regulations are changed so that there is no restriction on non-Canadians holding common shares, holders of non-voting shares will have the right to convert all or part of their non-voting shares into common shares on a one-for-one basis. The Company will have the right to require holders of non-voting shares who do not make such an election to convert such non-voting shares into an equivalent number of common shares.

business of
      the meeting

1.	Report of the directors and consolidated financial report
The report of management and the audited consolidated financial statements for the year ended December 31, 2002, including management's discussion and analysis (MD&A), are contained in the Annual Report of the Company which accompanies this information circular.

2.	Election of directors

General
The current directors were elected by the holders of common shares on May 1, 2002. Michael T. Masin and Fares F. Salloum were both Verizon nominees on the TELUS Board, and each of them resigned as a director of TELUS when he resigned from his position at Verizon. Alfred C. Giammarino was appointed by the Board of directors to replace Michael T. Masin, effective October 4, 2002. Daniel C. Petri was appointed by the Board of directors to replace Fares F. Salloum on October 30, 2002. Also, Geraldine B. Sinclair and Pierre Choquette resigned as directors of TELUS, effective November 10, 2002 and November 19, 2002, respectively, due to the demands of their other business interests. Currently, there are 13 directors on the TELUS Board. Lawrence A. Pentland has decided not to stand for re-election to the TELUS Board. G.N. (Mel) Cooper has reached the retirement age for directors and will not be standing for re-election.
        TELUS thanks all of the directors who have resigned or will not be standing for re-election for their hard work, dedication and contributions to the TELUS Board.
        The Articles of the Company provide for cumulative voting in respect of the election of directors. The Board has determined that the number of directors should be set at 12. Accordingly, at the meeting, each holder of common shares can cast the number of votes for election of directors equal to the number of common shares held by him multiplied by 12, being the number of directors to be elected. Each holder of common shares may cast all such votes in favour of one candidate or distribute the votes among the candidates in any manner. If a holder of common shares votes for more than one candidate without specifying the distribution of the votes among the candidates, the votes will be distributed equally among the candidates voted for by that holder of common shares. If at the meeting, the number of candidates nominated for directors exceeds the number of directors to be elected, the candidate who receives the least number of votes will be eliminated until the number of candidates remaining equals the number of positions to be filled. Unless the holder of common shares specifies that the proxy be withheld from voting on the election of all or any of the directors, or indicates that such holder wishes to exercise cumulative voting rights, the persons named in the accompanying proxy (the "management proxyholders") intend to vote for the election of all nominees for directors whose names are set forth in the table on pages 9 to 11. If a holder of common shares wishes to distribute votes other than equally among the candidates for whom the holder of common shares has directed the person designated in the proxy to vote, the holder of common shares must do so personally at the meeting or by another paper or Internet proxy, providing clear instructions on how the holder's votes are to be allocated.
        Management believes that all nominees are able to serve as a director. If, prior to the meeting, any nominee is unable or unwilling to serve, the management proxyholders, unless directed to withhold the common shares from voting for the election of directors, reserve the right to vote for another nominee or nominees in their discretion if additional nominations are made at the meeting. Unless his office is vacated in accordance with applicable law or the Articles of the Company, each director elected at the meeting will hold office until the next annual meeting or until his successor is elected or appointed. The Board of directors intends to further enhance diversity on the Board by adding one more director but does not expect to conclude a director search in this regard until after the meeting.

The following table provides the name and background information of each nominee, including present principal occupation, principal occupations during the past five years and positions held with the Company.

-------------------------------------------------------------------------------
R.H. (Dick) Auchinleck
Calgary, Alberta
Age: 52
Director Since(1): New Nominee
Shareholdings(2): 400/6000
DSUs(3): 0/0
Options(4): 0/0

R.H. (Dick) Auchinleck was employed by Gulf Canada, an oil and gas company, for 25 years, retiring in 2001 as President and Chief Executive Officer of Gulf Canada Resources after the sale of the company to Conoco Inc. He continues an association with the company as a member of the Conoco-Philips Board. From 1999 to 2001, he was the President and Chief Executive Officer of Gulf. From 1995 to 1999 he held the position of Senior Vice-President and Chief Operating Officer of Gulf. He is also a member of the Board of Directors of Sonic Mobility and Plurion Systems. He received a Bachelor of Applied Science in Chemical Engineering from the University of British Columbia. Dick is expected to serve on the TELUS Audit Committee ("Audit Committee").
-------------------------------------------------------------------------------
R. John Butler
Edmonton, Alberta
Age: 59
Director Since(1): 1995
Shareholdings(2): 984/3,423
DSUs(3): 0/0
Options(4): 2,487/3,050/2,700

R. John Butler, Q.C. is counsel to Bryan & Company, a law firm. John served on the Board of ED TEL (Edmonton Telephones) prior to its acquisition by TELUS Corporation, and on the Board of TELUS prior to its 1999 merger with BC TELECOM. He is a member of the Board of Directors of Trans Global Insurance Company, Trans Global Life Insurance Company and Edmonton Eskimos Football Club. John currently is Chair of the TELUS Pension Committee and a member of the TELUS Corporate Governance Committee ("Governance Committee").
-------------------------------------------------------------------------------
Brian A. Canfield(5)
Point Roberts, Washington
Age: 64
Director Since(1): 1993
Shareholdings(2): 9,718/5,509
DSUs(3): 4,279/0
Options(4): 245,800/175,585/5,400

Brian A. Canfield is the Chairman of TELUS Corporation. His career with BC TEL spans nearly 47 years, including four years as Chairman and Chief Executive Officer of BC TELECOM, and three years as President and Chief Operating Officer. He also served as President and Chief Executive Officer of TELUS on an interim basis from September 1999 to July 2000, after which he resumed his role as Chairman. He is a member of the Board of Directors of BC Gas Inc., Terasen Pipelines (Trans Mountain) Inc., Suncor Energy Inc. and the Toronto Stock Exchange. In 1997, Brian was named an honourary Doctor of Technology by the British Columbia Institute of Technology, and in 1998 was appointed to the Order of British Columbia. Brian currently serves on the TELUS Pension Committee ("Pension Committee").
-------------------------------------------------------------------------------
Peter D. Charbonneau
Ottawa, Ontario
Age: 49
Director Since(1): 2001
Shareholdings(2): 3,658/0
DSUs(3): 0/0
Options(4):0/0/2,700

Peter D. Charbonneau is a partner in Skypoint Capital, an Ottawa-based venture capital firm focused on early-stage investments in telecommunications technology companies. Peter began his career with Deloitte & Touche. He then joined Newbridge Networks as Chief Financial Officer in 1987. He subsequently became President and Chief Operating Officer in 1996, and Vice Chairman from June 1998 to May 2000. Peter served as Executive Vice-President of March Networks from June 2000 to January 2001, and retains an advisory role with the company. He is a chartered accountant and has an MBA from the University of Western Ontario. Peter currently serves on the Audit Committee.
-------------------------------------------------------------------------------
Darren Entwistle
Vancouver, British Columbia
Age: 40
Director Since(1): 2000
Shareholdings(2): 11,050/71,468
Options(4): 350,000/758,280
RSUs(6): 148,579

Darren Entwistle assumed the position of President and Chief Executive Officer of TELUS Corporation on July 10, 2000. He began his career at Bell Canada in 1988 and joined Mercury Communications Ltd. in 1993 in the UK, holding key positions in corporate finance and strategy. He then moved to Cable & Wireless plc as Merger Director and implemented the largest merger in UK history and the world's first four-way merger, involving cable-TV and telecom companies. He subsequently was Managing Director, Business of Cable & Wireless Communications plc from May 1997 to August 1999, Chief Commercial Officer of Cable & Wireless, UK & Europe, from August 1999 to April 2000, and President, Global Services of Cable & Wireless, UK & Ireland, from May 2000 to July 2000. Darren holds an MBA in finance from McGill University and a diploma in network engineering from the University of Toronto. Darren is a member of the Board of Directors of The Toronto-Dominion Bank and the Vancouver 2010 Bid Corporation.
-------------------------------------------------------------------------------

Alfred C. Giammarino(5)
Wilton, Connecticut
Age: 47
Director Since(1): 2002
Shareholdings(2): 0/0
DSUs(3): 0/0
Options(4): 0/0

Alfred C. Giammarino is the Senior Vice-President and Chief Financial Officer of Verizon International and Verizon Information Services, subsidiaries of Verizon Communications Inc., a holding company of a consolidated group of telecommunications companies. In addition, he is responsible for the management of Verizon Airfone and oversees all of Verizon's investments in Europe and Asia. Before the merger of GTE and Bell Atlantic to form Verizon in June 2000, Al served as Senior Vice-President-International Finance, Planning and
Business Development for GTE Corporation since July 1998. Prior to that, he served as Vice- President of Finance and Planning for GTE Telecommunications Products and Services. He is a member of the Board of Directors of the following international affiliates of Verizon: Telecomunicaciones de Puerto Rico Inc., Compania Anonima Nacional Telefonos de Venezuela, Grupo Iusacell, S.A. de C.V. (Mexico) and Vodafone Omnitel, N.V. (Italy). Al currently serves on the Audit Committee.
-------------------------------------------------------------------------------
Iain J. Harris
Vancouver, British Columbia
Age: 57
Director Since(1): 1997
Shareholdings(2): 750/250
DSUs(3): 4,717/7,313
Options(4): 0/3,050/2,700

Iain J. Harris is Chairman of BC Gas Inc. and Chairman and Chief Executive Officer of Summit Holdings Ltd., a private holding and investment company. From 1982 to 1995, he was President and Chief Executive officer of AirBC Limited. Prior to that, he was Vice-President of Finance and Administration of the Jim Pattison Group, one of the largest private companies in Canada. He is a recipient of the Governor General's Commemorative Medal for his community and public service. Iain currently is Chair of the Audit Committee.
-------------------------------------------------------------------------------
John S. Lacey
Don Mills, Ontario
Age: 59
Director Since(1): 2000
Shareholdings(2): 8,044/0
DSUs(3): 0/0
Options(4): 0/0/2,700

John S. Lacey became the Chairman of the Board of Directors of Alderwoods Group, Inc. (emergent company of Loewen Group), an organization operating funeral homes and cemeteries within North America and the UK, on January 2, 2002. From January 1999 to January 2002, John was the Chairman of the Board of Directors of Loewen Group, of which he was a director from December 1998. From July 1998 to November 1998, he was President and Chief Executive Officer of The Oshawa Group Ltd. in Toronto, Ontario. From November 1996 to July 1998, he was President and Chief Executive Officer of WIC Western International Communications in Vancouver, British Columbia. Prior to that, John served as President and Chief Executive Officer of Scott's Hospitality Inc. from 1990 to 1996. In addition to TELUS, he is an Advisory Board Member of Tricap, a director of Cancer Care Ontario and is currently the Chairman of Doncaster Racing Inc. and Doncaster Consolidated Ltd. John currently is the Chair of the TELUS Human Resources and Compensation Committee ("Compensation Committee") and a member of the Governance Committee.
-------------------------------------------------------------------------------
Brian F. MacNeill
Calgary, Alberta
Age: 63
Director Since(1): 2001
Shareholdings(2): 1,000/0
DSUs(3): 0/5,270
Options(4): 0/0/2,700

Brian F. MacNeill retired as Chief Executive Officer of Enbridge Inc. on January 1, 2001. He directed Enbridge as Chief Executive Officer from 1990 until his retirement. Prior to that he was Executive Vice-President and Chief Operating Officer of Interprovincial Pipe Line Inc. (now Enbridge Inc.). Brian has also held financial positions with Interhome Energy Inc., Home Oil Company Limited and Hiram Walker Resources Ltd. He is currently Chairman of Petro-Canada and a director of The Toronto-Dominion Bank, Dofasco Inc., Western Oil Sands Inc., West Fraser Timber Co. Ltd., Veritas DGC Inc. and Sears Canada Inc. He is a member of the Governance Committee and Pension Committee.
-------------------------------------------------------------------------------
Daniel C. Petri(5)
Bedford, New York
Age: 54
Director Since(1): 2002
Shareholdings(2): 0/0
DSUs(3): 0/0
Options(4): 0/0

Daniel C. Petri is Group President, International, for Verizon Communications Inc., the holding company of a consolidated group of telecommunications companies. Verizon was formed by the merger of GTE and Bell Atlantic in June 2000. He is responsible for Verizon's wireless and wireline operations in Mexico, Venezuela, the Dominican Republic, Puerto Rico and Canada. Prior to this appointment, Dan served as President, International-Europe and Asia from July 2000 to October 2002 and was responsible for wireless and wireline operations in those markets. During his telecommunications career of more than 30 years, Dan has held a number of key positions in domestic and international operations. He is a member of the Board of Telecom Asia, Iusacell, Codetel, CANTV, and is the Chair of the Business Council for International Understanding. Dan currently serves as a member of the Compensation Committee.
-------------------------------------------------------------------------------

Ronald P. Triffo
Edmonton, Alberta
Age: 63
Director Since(1): 1995
Shareholdings(2): 1,567/522
DSUs(3): 6,128/12,415
Options(4): 2,487/4,100/2,700

Ronald P. Triffo is the Chairman of Stantec Inc., an engineering and international professional services company where he served in various executive management positions for more than 20 years. He is a past President of the Consulting Engineers of Alberta and the Association of Consulting Engineers of Canada. He served as a director and board chairman of ED TEL prior to its acquisition by TELUS Corporation. He is currently Chairman and director of Alberta Treasury Branches. Ron is the private-sector Co-Chair of the Alberta Economic Development Authority. He also serves on the Board of the Alberta Ingenuity Fund, the Advisory Councils of the Faculties of Business and Medicine at the University of Alberta, the Council of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, and the Board of Governors of Junior Achievement of Northern Alberta. Ron is currently the Vice Chairman of TELUS, and Chair of the Governance Committee and a member of the Pension Committee.
-------------------------------------------------------------------------------
Donald P. Woodley
Mono Township, Ontario
Age: 57
Director Since(1): 1998
Shareholdings(2): 3,668/437
DSUs(3): 0/0
Options(4): 0/3,050/2,700

Donald P. Woodley is the President of The Fifth Line Enterprise, a privately held company providing strategic advisory services to the Canadian IT industry. From February 1997 to September 1999, he was President of Oracle Corporation Canada Inc. and from 1987 to February 1997, President of Compaq Canada Inc. He currently serves on the Board of Directors of DataMirror Corporation, Onx Enterprise Solutions Inc. and several private companies. Don is a member and Past Chair of the Board of Governors of ITAC (Information Technology Association of Canada) and is currently Chair of the Board of Governors of The Stratford Festival of Canada, and a member of the Development Council of the Toronto Hospital for Sick Children. He holds a Bachelor of Commerce from University of Saskatchewan and an MBA from the University of Western Ontario. Don currently serves as a member on the Compensation Committee and Pension Committee.
-------------------------------------------------------------------------------

(1)	The Company or any of its predecessors.
(2)	Common shares/non-voting shares, as at February 28, 2003.
(3)	Deferred share units for common shares/deferred share units for non-voting shares, as at February 28, 2003.
(4)	Options acquired pre-merger, for 75 per cent common shares and 25 per cent non-voting shares when exercised/options for common shares/options for non-voting shares, as at February 28, 2003.
(5)	Nominee designated pursuant to the Long-Term Relationship Agreement dated January 31, 1999 among the Company and Verizon's subsidiaries,
        GTE Corporation and Anglo-Canadian Telephone Company.
(6)	Darren Entwistle also holds restricted share units (RSUs), each equal to the value of one non-voting share as determined under the applicable plan.

Board and committee meetings held and attendance by directors for the year ended December 31, 2002

Number of Board and 			              Attendance of directors
committee meetings held
---------------------------------------------------------------------------------------------------------------------------------
Board of Directors: 11							                Board meetings		Committee
					                      Director			attended		meetings attended
(a)	Audit Committee: 4		              Brian A. Canfield(Chairman)       11 of 11		13(1)
(b)	Governance Committee: 6	                      R. John Butler(a, d)		11 of 11		11 of 12
(c)     Compensation Committee: 6	              Peter D. Charbonneau(a)           10 of 11		 4 of 4
(d)	Pension Committee: 6		              G.N. (Mel) Cooper(b, d)		11 of 11		12 of 12
					              Darren Entwistle	   	        11 of 11		Nil(2)
                         			      Alfred C. Giammarino(a)	         1 of 2(3)		Nil(4)
					              Iain J. Harris(a-Chair, b)	11 of 11		10 of 10
					              John S. Lacey(a, c-Chair)	         9 of 11(5)		 8 of 10
					              Brian F. MacNeill(b, c)		10 of 11		 7 of 7
					              Lawrence A. Pentland(c)	        11 of 11		 5 of 6
					              Daniel C. Petri(c)		 2 of 3(6)		 1 of 1(7)
					              Ronald P. Triffo(a, b-Chair)	11 of 11		10 of 10
					              Donald P. Woodley(a, d)	        11 of 11		10 of 10

---------------------------------------------------------------------------------------------------------------------------------

(1)	The Chair of the Board did not serve on any committees of the Board last year, but regularly attends committee meetings.
(2)	The CEO does not serve on any committee of the Board, but regularly attends committee meetings.
(3)	Alfred C. Giammarino was appointed to the Board on October 30, 2002, replacing Fares F. Salloum who resigned as a director effective
        October 30, 2002.
(4)	Alfred C. Giammarino was appointed to the Audit Committee on December
        9, 2002. No meetings were held in 2002 after that date.
(5)	John S. Lacey was appointed Chair of the Compensation Committee on
        December 9, 2002, replacing the former Chair, Pierre Choquette, who resigned as a director effective November 19, 2002.
(6)	Daniel C. Petri was appointed to the Board of directors on October 4,
        2002, replacing Michael T. Masin who resigned as a director effective October 4, 2002.
(7)	Daniel C. Petri was appointed to the Compensation Committee on December
        9, 2002, replacing Geraldine B. Sinclair who resigned as a director effective November 10, 2002.
(8)	All the then serving Board members, other than Michael T. Masin and
        Ronald P. Triffo, attended the strategic planning session held on September 22-24, 2002.

3.	Appointment of auditors
Arthur Andersen LLP was appointed auditors of the Company on May 1, 2002 at the annual general meeting of the Company. On June 3, 2002, Arthur Andersen LLP ceased practising public accounting in Canada and the partners and staff of Arthur Andersen LLP in Canada joined Deloitte & Touche LLP.
       Upon the recommendation of the Audit Committee, the Board of Directors appointed Deloitte & Touche LLP to fill the vacancy. Upon the recommendation of the Audit Committee, holders of common shares will be asked at the meeting to approve the appointment of Deloitte & Touche LLP as auditors. This re-appointment will become effective only if approved by at least a majority of the votes cast by the holders of common shares present in person or by proxy, entitled to vote at the meeting.
       The management proxyholders intend to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company, unless the holder of common shares specifies that his proxy be withheld from voting.

Summary of billings and services by the external auditors
The two tables below provide for greater disclosure of the services provided by the Company's external auditors, separating the services into the four categories of work performed.
        The fees for non-audit services performed by Arthur Andersen while they were the Company's external auditors constituted a minor portion of the overall fees paid to them. With regard to the non-audit fees paid to Deloitte & Touche LLP and Deloitte Consulting, a substantial portion of those fees were paid pursuant to contracts entered into before Deloitte & Touche LLP became the auditors of the Company. Since October 2002, the Company has adopted a procedure to ensure that the future engagement of its external auditors for non-audit services is subject to pre-approval by the Audit Committee in accordance with the proposed process and fundamental principles articulated by the Securities and Exchange Commission (SEC) to further ensure auditor independence.
        Tax fees of $146,165 paid in 2002 to the auditors of the Company, Arthur Andersen LLP and Deloitte & Touche LLP, were related to legal entity restructuring, appeals and litigation and shareholder-related matters, and all other fees of approximately $1.7 million were substantially related to fees paid to Deloitte Consulting for information systems integration and consulting services related to the design and implementation of a new Siebel based integrated trouble-ticket management system. Deloitte & Touche LLP has announced its intention to separate from Deloitte Consulting. The following table is a summary of billings by Arthur Andersen LLP and Deloitte & Touche
LLP, for their respective periods as auditors of TELUS, during the period from January 1, 2001 to December 31, 2002:


Summary of billings for TELUS for the period January 1 to December 31, 2002
---------------------------------------------------------------------------------------------------------------------------------
				        Deloitte & 	Arthur 				Deloitte
Type of work			        Touche(1)	Andersen(2)	Sub-total	Consulting(1)	Total	       Percentage
---------------------------------------------------------------------------------------------------------------------------------
Audit fees			        $1,224,500	$270,750	$1,495,250	    -	        $1,495,250	  42.5
Audit-related fees		           124,435	  33,500	   157,935	    -	           157,935	   4.5
Sub-total			        $1,348,935	$304,250	$1,653,185	    -	        $1,653,185	  47.0
=================================================================================================================================
Tax fees			            77,390	  68,775	   146,165	    -	           146,165	   4.2
All other fees			            60,250	  45,800	   106,050	 1,611,830  	 1,717,880	  48.8
Total				        $1,486,575	$418,825	$1,905,400	$1,611,830	$3,517,230	 100.0
=================================================================================================================================
Summary of billings provided by Arthur Andersen LLP for the period from January 1 to December 31, 2001

Type of work										Fees			       Percentage
Audit fees										$1,453,250		        52.1
Audit-related fees			   						   585,990		        21.0
Sub-total										$2,039,240		        73.1
=================================================================================================================================
Tax fees				   						   695,204		        25.0
All other fees				    						    52,455			 1.9
Total											$2,786,899		       100.0
=================================================================================================================================

(1)	For the period from June 3, 2002 to December 31, 2002 while Deloitte &
        Touche LLP were the external auditors of TELUS.
(2)	For the period from January 1, 2002 to June 2, 2002 while Arthur
        Andersen LLP were the external auditors of TELUS.

4.	Amendment to the Articles of the Company to allow a committee of directors to fill a vacancy of the auditors
Canadian and U.S. corporate governance regulatory bodies have recently proposed that to enhance the independence of the external auditors, the audit committee should be responsible for the engagement, evaluation and termination of the external auditors, subject to shareholder ratification as required by applicable corporate legislation. In the past, TELUS has acted consistently with the intent of this approach as our external auditors were selected by the Board based on the recommendation of its Audit Committee and then brought forward before you as shareholders for approval.
        Article 17.1 of the Articles of the Company currently prohibits the Audit Committee from having the authority to hire the external auditors if a vacancy were created.
Article 17.1 states that:
        "The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board subject to such conditions as may be prescribed in such resolution. Notwithstanding the foregoing, no committee of Directors shall have authority to:

(b)	fill a vacancy among the Directors, any committee or the Auditor."

The Board of directors unanimously recommends to the shareholders the removal of this prohibition by adopting the special resolution set out below, so that the Board may delegate to the Audit Committee the authority to fill a vacancy of the external auditor.
        Accordingly, the Board requests the approval at the meeting of the special resolution set out below:

        BE IT RESOLVED, as a special resolution, THAT:
        Article 17.1(b) of the Articles of the Company be amended and replaced with the following: "The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board subject to such conditions as may be prescribed in such resolution. Notwithstanding the foregoing, no committee of Directors shall have authority to:

(b)	fill a vacancy among the Directors or any committee."

To be effective, the special resolution must be approved by not less than 3/4 of the votes cast by holders of common shares present in person or by proxy, who are entitled to vote at the meeting on the special resolution.
        The management proxyholders intend to vote for the special resolution approving the amendment to the Articles of the Company to remove the prohibition that a committee of directors may not be delegated authority to fill a vacancy of the external auditors, unless the holder of common shares specifies that those common shares be voted against the special resolution.

5.	Amendment to the Articles of the Company to amend quorum requirements for general meetings
Article 10.3 of the Articles of the Company currently states that:
        "Save as herein otherwise provided, a quorum shall be two persons present and being, or representing by proxy, members holding not less than 1/20 of the issued shares entitled to be voted at the meeting. The Directors, the Secretary, or, in his or her absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he or she shall be a member or proxyholder entitled to vote thereat."

The Company desires to strengthen the presence of Canadians at general meetings by changing the quorum requirements for general meetings, to more strongly demonstrate its continued compliance with foreign ownership requirements under the Telecommunications Act and Radiocommunication Act (Canada). For further information on the foreign ownership requirements that TELUS is subject to, see section on Restrictions on ownership of shares on page 7.

Accordingly, the Board unanimously recommends that the quorum be changed from two persons holding not less than 1/20 (5 per cent) of the issued shares entitled to be voted at the meeting, to two "Canadians" holding not less than that same number of shares entitled to vote, while foreign ownership rules remain, by the approval of the special resolution set out below:

        BE IT RESOLVED, as a special resolution, THAT:
1.	Article 10.3 of the Articles be deleted and replaced with the following: "Save as herein otherwise provided, a quorum shall be two persons present and being, or representing by proxy, members holding not less than 1/20 of the issued shares entitled to be voted at the meeting; provided that until such time that the Radiocommunication Act and regulations are changed so that the Company and its subsidiaries are not required to be "Canadian-owned and controlled" to be eligible to hold licences issued thereunder, a quorum shall be two persons present and being, or representing by proxy, members who are Canadians holding not less than 1/20 of the issued shares entitled to be voted at the meeting. The Directors, the Secretary, or, in his or her absence, an Assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he or she shall be a member or proxyholder entitled to vote thereat." and,

2.	Article 1.2 of the Articles of the Company be amended to add the following definitions:
        "Canadian-owned and controlled", for the purpose of the quorum requirement, has the meaning set forth in the Radiocommunication Regulations.
        "Canadian", for the purpose of the quorum requirement, has the meaning set forth in the Radiocommunication Regulations.
        "Radiocommunication Act" means the Radiocommunication Act (Canada), as amended from time to time.
        "Radiocommunication Regulations" means the Radiocommunication Regulations pursuant to the Radiocommunication Act, as amended from time to time.

To be effective, the special resolution must be approved by not less than 3/4 of the votes cast by holders of common shares present in person or by proxy, who are entitled to vote at the meeting on the special resolution.
        The management proxyholders intend to vote for the special resolution approving the amendment to the Articles of the Company to amend the quorum requirements for general meetings, unless the holder of common shares specifies that those common shares be voted against the special resolution.

6.	Reconfirmation and approval of an amended and restated shareholder rights plan
Shareholders will be asked at the meeting to reconfirm and approve the Company's shareholder rights plan, as it is proposed that it be amended and restated.
        The Company first adopted a shareholder rights plan in March 2000. In May 2000, shareholders approved the Company's current shareholder rights plan (the "current rights plan"), which takes the form of an agreement between the Company and the rights agent, Montreal Trust Company of Canada (now Computershare Trust Company of Canada). The purpose of the current rights plan is to provide shareholders with sufficient time to assess a takeover bid for the Company, if such bid were to be made, and to provide the Board the opportunity to explore and develop alternatives to any bid that are in the best interests of the Company and its shareholders. The current rights plan will terminate unless it is reconfirmed at the meeting. The Board, as discussed below, has considered and concluded that the continuation of the current rights plan, subject to certain minor amendments thereto which the Board proposes be adopted, would be in the best interests of the Company and its shareholders.
        Many public companies in Canada continue to have shareholder rights plans in effect. While securities legislation in Canada now typically requires a takeover bid to be open for at least 35 days, the Board is of the view that this is not sufficient time to adequately assess a takeover bid, if such a bid were to be made, and if the Board deems appropriate, to explore and develop alternatives that are in the best interests of the Company and its shareholders.
        The current rights plan is not intended to prevent a takeover bid or to deter offers for the shares. It is designed to encourage any bidder to provide shareholders with equal treatment in a takeover and full value for their investment.

Board review
The Board, as part of its most recent review and analysis of the continuation of the current rights plan, considered matters including:
*	developments in shareholder rights plans since the current rights plan was ratified by the holders of shares in May 2000;
*	the terms and conditions of rights plans recently adopted by other
        Canadian companies;
* recent experience involving rights plans in the context of takeover bids; and
*       the commentary of the investment community on these plans.

Based upon this review, the Board is proposing the approval of minor amendments to the current rights plan to ensure that it both remains consistent with the latest generation of Canadian rights plans and addresses the concerns of investment industry commentators on a basis consistent with the objectives of these agreements. The proposed amended and restated version of the current rights plan (the "amended and restated rights plan") is not being proposed in response to, or in anticipation of, an acquisition or takeover bid. It is not the intention of the Board, in proposing that the amended and restated rights plan be reconfirmed, to secure the continuance in office of the existing members of the Board or management or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the shareholders. The rights of shareholders under existing law to seek a change in management of the Company or to influence or promote action of management in a particular manner will not be affected by the amended and restated rights plan. The reconfirmation of the amended and restated rights plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and the shareholders.

Amendments to the current rights plan
The proposed amendments to the current rights plan are limited in number and effect. The main amendment is to the definition of a permitted "Lock-up Agreement". The definition currently provides that persons who have entered into an agreement to tender their Voting Shares (as defined in the current rights plan) to a particular takeover bid must be allowed to withdraw their Voting Shares in order to tender them to an offer that provides for an offer price which exceeds the original offer price by a specified percentage. The amended definition of a "Lock-up Agreement" now also makes clear that a person must be allowed to withdraw Voting Shares in order to tender them to an offer which provides for the purchase of a number of Voting Shares that exceeds the number of Voting Shares to be purchased under the original offer by more than a specified percentage. In addition, the amended definition of "Lock-up Agreement" clarifies that such an agreement may provide for break-up fees within certain specified parameters.
Other minor amendments include changes to the following definitions:
(i)	"Affiliate" - The definition has been modified to address only entities controlled by corporations, as other entities in which a corporation has a non-controlling interest and that need to be captured for purposes of triggering the rights plan are captured through the definition of "acting jointly or in concert";
(ii)	"Beneficial Ownership" - The exemption for Investment Managers set out in this definition has been amended to make clear that Investment Managers will not trigger the plan by virtue of holding securities that are in non-discretionary accounts held on behalf of clients; and
(iii)	"Competing Permitted Bid" - This change has been made to make clear that a Competing Permitted Bid must include a provision that no Voting Shares will be taken up under such a bid unless more than 50 per cent of the Voting Shares held by the parties other than the bidder making such a bid and those acting in concert with that bidder have been tendered to the bid.

Summary of the rights plan
The following is a summary of the principal terms of the amended and restated rights plan which is qualified in its entirety by reference to the text of the amended and restated rights plan. Copies of the complete TELUS amended and restated rights plan are available from the Corporate Secretary.

Effective date
The effective date of the rights plan is March 20, 2000 (the "Effective Date").

Term
Ten years, subject to reconfirmation at this meeting and at the sixth annual meeting following the adoption of the current rights plan.

Issue of Rights
On the Effective Date, one Series A right (a "Series A Right") was issued and attached to each common share outstanding at one minute after the Effective Date (the "Record Time") and will attach to each common share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the expiration of the amended and restated rights plan (the "Expiration Time"). Additionally, on the Effective Date, one Series B right (a "Series B Right") was issued and attached to each non-voting share outstanding at the Record Time and will attach to each non-voting share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

Rights Exercise Privilege
The Series A Rights and the Series B Rights will separate from the common shares and non-voting shares and will be exercisable eight trading days (the "Separation Time") after a person has acquired, or commences a takeover bid permitted by the amended and restated rights plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of more than 34.2 per cent of the Voting Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event." Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Series A Right (other than those held by the Acquiring Person), will permit the purchase of $320 worth of common shares for $160 (i.e. at a 50 per cent discount) and each Series B Right (other than those held by the Acquiring Person) will permit the purchase of $320 worth of non-voting shares for $160 (i.e. at a 50 per cent discount).
        The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.
        The Flip-in threshold was set at 34.2 per cent in order to respect the terms of the Long-Term Relationship Agreement entered into between GTE Corporation ("GTE"), Anglo-Canadian and the Company at the time of the merger between BC TELECOM and TELUS. In particular, that agreement provides that Anglo-Canadian may increase its approximate 26.7 per cent interest in the Company, held at the time of the agreement, by no more than 7.5 per cent without prior approval of a majority of the Company's independent directors (i.e. directors who are neither GTE designees nor members of Company management).

Certificates and Transferability
Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for common shares and non-voting shares issued from and after the Effective Date and will not be transferable separately from such shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Shares.

Permitted Bid Requirements
The requirements for a Permitted Bid include the following:
(i)	the takeover bid must be made by way of a takeover bid circular;
(ii)	the takeover bid must be made to all holders of Voting Shares;
(iii)	the takeover bid must be outstanding for a minimum period of 60 days and Voting Shares tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60-day period and only at such time if more than 50 per cent of the Voting Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert (the "Independent Shareholders") have been tendered to the takeover bid and not withdrawn;

(iv)	the Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and
(v)	if more than 50 per cent of the Voting Shares held by Independent
        Shareholders are tendered to the takeover bid within the 60-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Voting Shares for an additional 10 business days from the date of such public announcement.

The amended and restated rights plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption
The Board may, prior to a Flip-in Event, waive the dilutive effects of the amended and restated rights plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of Voting Shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of a takeover bid circular to all holders of Voting Shares. The Board may also waive the amended and restated rights plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to 34.2 per cent or less of the outstanding Voting Shares within 14 days or such other period as may be specified by the Board. With the majority consent of holders of Shares or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemptions for Certain Holders
Investment advisors or managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), administrators or trustees of registered pension funds, plans or related trusts and Crown agents or agencies acquiring greater than
34.2 per cent of the Voting Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making a takeover bid.

Recommendation of the Board
The Board has determined that the amended and restated rights plan is in the best interests of the Company and its shareholders. The Board unanimously recommends that shareholders vote at the meeting in favour of the resolution to ratify, reconfirm and approve the amended and restated rights plan.
        In order to be effective, the resolution will require the approval of a majority of votes cast by holders of common and non-voting shares, voting together, who vote by person or proxy in respect of the resolution at the meeting. The text of the proposed resolution is as follows:

        BE IT RESOLVED THAT:
        The continued existence of the rights plan as amended and restated (the "Amended and Restated Rights Agreement"), and the Rights therein, be and are hereby, approved and the Amended and Restated Rights Agreement is hereby ratified, reconfirmed and approved by the holders of the shares of the Company.

A similar shareholder reconfirmation process must occur at the Company's annual meeting in 2006 in order for the amended and restated rights plan to remain in effect until March 2010.
        Failing such reconfirmation, the current rights agreement and all outstanding Rights thereunder will terminate.
        The management proxyholders intend to vote for the special resolution reconfirming and approving the amended and restated rights plan, unless the holder of shares specifies that those shares be voted against the ordinary resolution.

mandate and report of
    the corporate governance committee

The mandate of this Committee (the "Governance Committee") is to provide a focus on corporate governance that will enhance corporate performance and ensure on behalf of the Board and shareholders that the Company has an effective corporate governance regime. As at December 31, 2002, the Committee was comprised of Ron P. Triffo (Chair), R. John Butler, G.N. (Mel) Cooper, Iain
J. Harris and Brian F. MacNeill. The current Committee members were appointed on February 28, 2003. The Governance Committee's responsibilities include a duty to assess and, where appropriate, recommend changes to enhance Board effectiveness. The Committee is also responsible for identifying, recruiting, appointing and re-appointing directors and providing ongoing development for directors. Furthermore, the Governance Committee assesses and ensures the independence from management of the Board and Board committees.
        The Governance Committee is comprised of members who are all unrelated, independent and non-management directors as defined by applicable securities regulators. In-camera sessions, without management present, are regularly held as part of each Committee meeting.
        The Company is reviewing the terms of reference of the Governance Committee with a view to include further enhancements, and expects to make available the revised terms of reference on TELUS' Web site at telus.com when the review is completed. Current terms of reference of the Governance Committee are available upon request from the Company's Corporate Secretary.
        TELUS already has in place many practices that are now mandated or recommended by regulatory requirements or guidelines, and in 2002 has reviewed and where appropriate further enhanced its corporate governance program. The Governance Committee is committed to effective corporate governance at TELUS. The following are highlights of some of the initiatives taken by the Governance Committee in the past year:

*	Enhanced the Board, committee and director evaluation processes
        This involved extensively re-designing the Board and committee survey (which is conducted on an annual basis) to provide directors an opportunity to evaluate the mechanisms in place for the Board to not only operate effectively and make decisions in the best interests of the Company, but also to be a strategic asset of the Company. The result is a solid measure of the contributions made by the Board, both collectively and individually, for the long-term success of TELUS.

*	Enhanced and renewed commitment to corporate governance
        Regular updates were received throughout 2002 on corporate governance initiatives taken by securities regulators and others. The Company also held a joint Corporate Governance/Audit Committee meeting in January 2003 to educate directors on current corporate governance proposals by securities regulators and ensure TELUS continues to institute best practices in corporate governance and financial reporting (also, see Mandate and report by the Audit Committee on page 21).

*	Reduced the size of the Board to enhance effectiveness
        The Governance Committee recommended a reduction in Board size from 15 to further enhance the Board's effectiveness (See Election of directors on page 8).

*	Recommended against granting options to directors in 2003 and recommended a review of total compensation in 2003
        The Governance Committee recommended against the granting of options to directors in 2003. The Governance Committee will review in 2003 both the form and quantum of director compensation in order to ensure it is appropriate. The Governance Committee will also review the sufficiency of the current requirement that directors own at least $100,000 in TELUS equity within five years of joining the TELUS Board.

TELUS' statement of corporate governance practices, attached as Appendix A to this information circular, further discloses the Board's continued commitment and efforts to be at the forefront of corporate governance. It highlights the corporate governance systems in place at TELUS and reviews its systems against the Toronto Stock Exchange corporate governance guidelines ("TSX guidelines").

Signed, the members of the Corporate Governance Committee



R.P. Triffo - Chair 			R.J. Butler



G.N. Cooper				J.S. Lacey



B.F. MacNeill

Director compensation
Each director of the Company who is not an employee of the Company, other than Alfred C. Giammarino and Daniel C. Petri, receives an annual fee for acting as a director on the Board and each committee served, plus a further fee for each Board and committee meeting attended.(1) The following sets out the fees paid to directors for the year ending December 31, 2002:


---------------------------------------------------------------------------------------------------------------------------------
Board retainers and meeting fees
for non-management directors									Compensation
---------------------------------------------------------------------------------------------------------------------------------
Vice Chair's retainer fee									$44,000 per annum
Directors' retainer fee										$22,000 per annum
Directors' meeting fee
(including Vice Chair)										$1,200 per meeting
Chair's meeting fee										No meeting fee
---------------------------------------------------------------------------------------------------------------------------------
Committee retainers and meeting
fees for non-management directors								Compensation
---------------------------------------------------------------------------------------------------------------------------------
Directors' retainer fee										$3,000 per annum
Directors' meeting fee										$1,200 per meeting
Chair's retainer fee										$6,000 per annum
Chair's meeting fee										$1,200 per meeting
---------------------------------------------------------------------------------------------------------------------------------
Chairman
Total retainer (instead of Board and
committee retainers and meeting fees)								$175,000 per annum
---------------------------------------------------------------------------------------------------------------------------------
Directors who are requested by the Chairman to perform additional tasks or assignments on behalf of the Board may in certain circumstances receive an additional $1,200 per diem fee for such services.

  (1)	A.C. Giammarino and D.C. Petri do not receive director compensation due to Verizon's policy that no director, by virtue of his employment with Verizon or any of its affiliates, should receive director compensation.

mandate and report of
   the audit committee

Although the Company's management has the primary responsibility for the financial reporting process, the Audit Committee is responsible for overseeing the Company's financial reporting process and ensuring its integrity. The Committee also assumes specified responsibilities beyond those of overseeing the reporting process as delegated by the Board. As at December 31, 2002, the Committee was comprised of Iain J. Harris
(Chair), Peter D. Charbonneau, Alfred C. Giammarino, John S. Lacey and
Donald P. Woodley. The current Committee members were appointed on February 28, 2003.
        As required by mandate, the Audit Committee discusses with the external auditors the scope of their examination, monitors the progress of the independent audit and ensures the adequacy of accounting controls.
        The Audit Committee receives quarterly reports on internal audit program results and an evaluation of internal control systems and risk assessment updates, including legal and regulatory claims, environmental issues, disaster recovery plans, financial derivatives and other exposures. It also receives an annual update on insurance coverage.
        The Audit Committee reviews any changes or adoption of significant accounting policies and estimates impacting the current and future financial statements of the Company. The Audit Committee also regularly reviews updates to the financing plan and policy as well as indemnities and guarantees. The Audit Committee meets at least quarterly and reports on its activities to the Board on a quarterly basis. At each quarterly meeting, the Committee meets separately, in-camera, with both the internal auditor and external auditors.
        The Audit Committee reviews and, if satisfied, recommends to the Board for approval, the public release and filing of any annual audited consolidated financial statements and quarterly unaudited consolidated financial statements of the Company and any subsidiary whose financial statements are publicly filed, including related news releases and management's discussion and analysis (MD&A).
        TELUS is firmly committed to full and fair financial disclosure. The Company is widely recognized as a leader for the quality of its reporting and comprehensiveness of its disclosure. In fact, we have a long history of recognized excellence with eight consecutive years of medal wins (six of them gold) in the telecommunications industry at the Corporate Reporting Awards, a program sponsored by the Canadian Institute of Chartered Accountants (CICA) and the National Post.
        As part of the Company's commitment to remaining best-in-class in financial reporting, the Audit Committee has implemented a number of initiatives that enhance our corporate reporting and provide clear communication to our shareholders. While some of these improvements have recently become mandatory under the rules of various regulators and accounting bodies, many of our measures go beyond those required. The following are some of the Audit Committee's initiatives implemented in 2002, as well as several which are targeted for implementation in 2003:

*	Audit Committee oversees the CEO and CFO certification process
        New requirements under the Sarbanes-Oxley Act ("SOX") in the U.S. require both the CEO and CFO to personally certify to the effect that they:
        * have reviewed and will certify that certain reports, including the annual audited financial statements, MD&A, this information circular and the annual information form, based upon their knowledge, are materially accurate and not misleading;

        * are responsible for establishing and maintaining disclosure controls and procedures; have designed those controls and procedures to ensure material information is made known to them; have evaluated the effectiveness of those controls and procedures; and have presented their conclusions about the effectiveness of those controls and procedures in the annual report;
       * have disclosed to the Audit Committee and external auditors all significant deficiencies and material weaknesses in the design or operation of internal controls as well as any material weaknesses in the internal controls; have disclosed any fraud that involves anyone with a significant role in internal controls; and have indicated any significant changes in internal controls or other factors that could significantly affect internal controls.



TELUS already has in place an extensive and robust set of procedures and controls including a conflict-of-interest disclosure checklist and quarterly legal and regulatory complaint questionnaires. To lend additional support to the certification, TELUS enhanced and formalized a more vigorous internal process that provides the necessary due diligence and investigation to allow the CEO and CFO to sign these certificates with confidence.

*	Financial reporting and disclosure control checklist
        Comprehensive checklists have been developed to provide validation and assurance of financial reporting and proper disclosure controls. These have been cascaded through the organization to senior managers in each of the business units as well as those employees with key roles within the financial and disclosure process. These checklists are based on Guidance on Control issued by the Criteria of Control (CoCo) Board at the CICA and guidance from other accounting and securities regulating bodies.

*	Improvements to risk management process
        Under the direction of a newly appointed Vice-President, Risk Management and Chief Auditor, TELUS has conducted a thorough enterprise-wide risk assessment to support the certification process. In September 2002, TELUS implemented an extensive risk assessment survey of management employees across TELUS. TELUS conducted the survey for the second time in January 2003. The survey results provide an internal controls assessment of the entire organization and individual business units. A report of the risk assessment and survey findings was presented to the Audit Committee and the executive leadership team in the fourth quarter of 2002. Individual executive leadership team members have taken responsibility to address risk mitigation efforts and the risk assessment results drove the development of the 2003 TELUS internal audit plan. The survey is based on the Internal Control - Integrated Framework, published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. This model represents the U.S. integrated framework for internal control.

*	Management's discussion & analysis enhancements reviewed with the Audit
        Committee
        Beginning with the disclosure of the second quarter results in 2002, off-balance sheet arrangements and contractual liabilities are now part of the MD&A. Under the recently issued CICA guidelines, this change was not mandatory until the end of 2002. As part of the MD&A changes, contingent liabilities and contractual obligations are now included in TELUS' financial report.

*	TELUS ethics policy
        In 2002, TELUS updated its ethics policy, which applies to the Company's directors, officers and all employees. It was introduced to employees through an on-line interactive course, which all employees were required to complete by early 2003. The Board is responsible for monitoring compliance of the TELUS Ethics Policy and granting any waivers from compliance for directors and officers of the Company. The TELUS Ethics Policy is available on TELUS' website at telus.com and upon request to the Company's Corporate Secretary.

*	Whistle Blower ethics hotline
        As part of its Ethics Policy, the Company's whistle blower hotline allows employees and others to anonymously raise accounting, internal controls and ethical issues or complaints. (Hotline phone number:
        1-866-515-6333)

*	External auditors independence and pre-approval of non-audit and audit services
        The Audit Committee considers the independence of the Company auditors to be critical to the integrity of its financial reporting and a key to maintaining best practices in corporate governance. One initiative adopted by the Audit Committee in October 2002 to enhance the independence of the Company's auditors, and to proactively comply with rules proposed by the SEC, was to institute a process to identify, monitor and approve all non-audit and audit services provided by its external auditors.

*	Amendments to the Audit Committee's terms of reference
        The Company is reviewing the terms of reference of the Audit Committee with a view to include further enhancements and changing regulatory requirements, and expects to make available the revised terms of reference on TELUS' Web site at telus.com when the review is completed. Current terms of reference of the Audit Committee are available upon request from the Company's Corporate Secretary.


Signed, the members of the Audit Committee



I.J. Harris - Chair 					P.D. Charbonneau



A.C. Giammarino
mandate and report of the
     human resources and compensation committee

The Human Resources and Compensation Committee (the "Compensation Committee") of the Board of directors is responsible for developing the compensation philosophy and guidelines for executive and management compensation, and for reviewing executive compensation. The Compensation Committee annually reviews and reports to the Board on the Company's organization structure, management's succession plans for the executive leadership team, including specific development plans and career planning for potential successors. It administers Board approved option plans and employee benefit plans (other than pension plans) and recommends option grants to the Board for approval.
        Committee members and non-management directors are not eligible to participate in any of the Company's compensation programs for employees, except for the Share Option and Compensation Plan, which contains separate provisions related to the grant of options, purchase of shares and issuance of deferred share units to non-employee directors. There are no interlocking relationships between the members of the Committee and executives of the Company. As of December 31, 2002, the Committee was composed of John S. Lacey (Chair), Brian MacNeill, Lawrence A. Pentland and Daniel C. Petri. Michael T. Masin (former Committee Chair), Pierre Choquette (former Committee Chair replacing Michael T. Masin) and Geraldine B. Sinclair were members of the Committee during 2002 but resigned prior to December 31, 2002 (October 4, 2002, November 19, 2002 and November 10, 2002, respectively). The current Committee members were appointed on February 28, 2003.
        The Company is reviewing the terms of reference of the Compensation Committee with a view to including further enhancements and expects to make available the revised terms of reference on TELUS' Web site at telus.com when the review is completed. Current terms of reference of the Compensation Committee are available upon request from the Company's Corporate Secretary.

Report on executive compensation
One of the Compensation Committee's roles is to design a compensation arrangement for the Company's executives that will allow the Company to attract and retain the key talent necessary to achieve the business objectives approved by the Board and to enhance the growth and profitability of the Company.

Compensation objectives and principles
The goal is to create a clear linkage between compensation and the achievement of business goals in the short term, medium term and long term by providing appropriate components of fixed compensation, compensation at risk and future income security.
        The Compensation Committee has approved a performance management philosophy that provides a direct linkage between short-, medium- and long-term compensation at risk and the execution strategies required to achieve the goals of continuous growth, excellent customer service and operational excellence while providing a workplace of choice. In establishing the appropriate compensation levels, the Committee receives, the expert advice of outside consultants who conduct surveys and provide competitive data, and recommendations from management.
        The Compensation Committee relates total compensation levels for executives to the compensation paid to executives of two comparator groups: general Canadian industry with revenue similar to that of the Company and Canadian telecommunications companies. The Compensation Committee approves the selection of external consultants, and from time to time reviews the selection of companies used for compensation comparison purposes.

Performance management
For 2002, the Compensation Committee has approved a rigorous, comprehensive and holistic approach towards the assessment of the performance of the executive leadership team. Each executive leadership team member is evaluated using the following assessment tools:
*	personal value-add assessment model
*	individual, business unit and corporate balanced scorecards
*	strategic staffing model.

The personal value-add assessment model is used to assess and rate an executive leadership team member's achievement of results, leadership skills, retention criticality and value to achieving strategy. These ratings, in conjunction with competitive market compensation data and the balanced scorecard results, are used to determine an executive leadership team member's annual variable pay, and restricted share unit and share option grants.
        The strategic staffing model is a comprehensive assessment tool used to assess each executive leadership team member's development and is relied on to develop and regularly update succession plans for executive positions.

Compensation mix
The key elements of the Company's executive compensation program are base salary and at-risk compensation, which comprises annual variable pay, allocations of restricted share units and long-term incentives. These key elements are addressed separately below. The Compensation Committee has adopted a market-based approach to ensure that the Company provides competitive compensation. Total compensation is generally targeted to be at the 75th percentile of the two comparator groups. The Compensation Committee will also consider all elements of an executive's total compensation including health and welfare benefits, retirement programs, perquisites and severance arrangements. This philosophy results in base salary comprising less than 50 per cent of total compensation.

Base salary
In accordance with its market-based approach, the Compensation Committee has targeted base salaries to be at approximately the 50th percentile of the comparator groups. Individual base salaries are adjusted by the Compensation Committee to recognize varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity issues, as well as the pay practices of companies in the comparator groups.

At-risk incentive pay
The Compensation Committee is a proponent of linking compensation directly to the ultimate achievement of business objectives. As a result, the target at-risk incentive pay for executives is greater than the base salary. The Company adopts three strategies for at-risk incentive pay:

1.	Annual variable pay plan
This annual plan implements the Company's pay-for-performance philosophy by providing executives with direct financial incentives in the form of an annual cash award based on the achievement of corporate, strategic business unit and individual performance goals. The actual achievement of annual business plans as reflected through performance measurement and quantifiable goals will ultimately determine the annual variable compensation received.
        Specific targets were established using a balanced scorecard approach with 2002 corporate targets tied to profitable growth, targeted market revenue growth, business efficiency and employee engagement. Balanced scorecard targets were also set for each strategic business unit. The awards payable to the executive leadership team members are determined based on meeting the corporate targets and their strategic business unit targets, as set out in the corporate balanced scorecard and their respective strategic business unit balanced scorecards, and achieving the results set out in their personal performance objectives. Results at less than target would result in a reduced or zero award.
Corporate and strategic business unit scorecard objectives were tied to the strategic imperatives of TELUS, which are as follows:
*	provide integrated solutions;
*	build national capabilities across data, IP, voice and mobility;
*	partner, acquire and divest as necessary;
*	focus relentlessly on growth markets;
*	go to the market as one team; and,
*	invest in internal capabilities.

The weighting generally given to corporate results, strategic business unit
(SBU) results and personal results and their respective target awards for each executive leadership team member is set out in the following table:


---------------------------------------------------------------------------------------------------------------------------------
						    Component weighting				                    Target award
---------------------------------------------------------------------------------------------------------------------------------
	 							          Average
				    Corporate	    SBU		          customer facing	Personal	    % of
Position	 		    results	    results	          SBU results	 	results		    base salary
---------------------------------------------------------------------------------------------------------------------------------
President & CEO			    30%		    20% (composite)       30%		        20%		    50%
EVP - Customer facing SBU	    50%		    30%		          n/a	                20%		    50%(1)
EVP - Business enabling SBU	    30%		    20%		          30%	                20%		    50%
---------------------------------------------------------------------------------------------------------------------------------

(1)	The Executive Vice-President & President & CEO of TELUS Mobility's
target award is 100 per cent of base salary as he does not participate in any mid-term incentive or pension plans.

The award for the Executive Vice-President of a business enabling strategic business unit such as Finance and Human Resources is based in part on the success of the Company's customer facing strategic business units to ensure direct line of sight to the achievement of line objectives. The award for the President & CEO is based in part on the average results of all the strategic business units.
        The personal performance of each member of the executive leadership team (other than the President & CEO) is assessed by the President & CEO, and the performance of the President & CEO is assessed by the Compensation Committee. The personal performance scorecard component is then determined based on the following table:


---------------------------------------------------------------------------------------------------------------------------------
Personal Performance
---------------------------------------------------------------------------------------------------------------------------------
						Performance
Rating						rating		Multiplier
---------------------------------------------------------------------------------------------------------------------------------
Below expectation				2		0.0
Needs improvement				3-4		0.2-0.6
Contributing					5-6-7		0.7-1.0
Superior					8-9		1.1-1.5
Distinguished					10		Greater than 1.5
---------------------------------------------------------------------------------------------------------------------------------

This approach ensures that payouts reflect performance levels that require truly outstanding results to deliver multipliers greater than 1.0.

        For 2002, the TELUS corporate balanced scorecard result was 76% of target, while the overall annual variable pay plan results for the executive leadership team members were below target, with the exception of the result for the Executive Vice-President & President & CEO of TELUS Mobility.

2.	Mid-term incentives
In 2002, the Compensation Committee approved a reduction in the cash component of annual variable pay ranges and substituted it with the implementation of a mid-term incentive plan in the form of Restricted Share Units (RSUs) for executive leadership team members. The purpose of this plan is to link a portion of the at-risk compensation to both the achievement of performance targets and total shareholder return, and to promote the retention of executives. The amount and terms of any allocation are determined by the Compensation Committee.
        Generally, the number of RSUs allocated to an executive is based on the achievement by the executive of performance targets in the preceding year. For 2002, Darren Entwistle received an additional award of RSUs in lieu of a full grant of share options (award split between 60% RSUs and 40% share options). Each RSU is equal in value to one non-voting share calculated in the manner provided in the respective RSU plans. Dividends on non-voting shares are credited to a participant's account and are recorded as additional RSUs during the three-year life of each allocation. In order to protect and further align the executive leadership team's interests with shareholders' interests, the value of the award is linked to the share price on non-voting shares.

  The 2001 RSU plan provided that RSUs were allocated at a value equal to the weighted average trading price per non-voting share on the Toronto Stock Exchange on the day preceding the date of allocation. Unless otherwise determined with respect to any particular allocation, the RSU plan implemented in 2002 (the "RSU II plan") provides that the RSUs are allocated at the value of the non-voting shares at the beginning or end of the year preceding the year of allocation, whichever is higher. For the implementation year of the RSU II plan, the beginning of the year was set at May 1, 2002 rather than January 1, 2002. The value of the non-voting shares is calculated on the basis of the weighted average trading price of the non-voting shares of the Toronto Stock Exchange for the 15 business days preceding the date of allocation. For example, for the RSUs allocated in 2004, the RSUs will be allocated based on the trading values of the non-voting shares determined in the above manner at January 1, 2003 or December 31, 2003, whichever is higher.
        Retention is promoted through the vesting of RSUs. Under the 2001 RSU plan, the allocated RSUs vest on October 18, 2004 and are paid out prior to that year-end. The allocated RSUs under the RSU II plan vest and become payable in equal installments over a three-year period. All RSUs must be paid out before the end of the third year. The value of the RSUs at pay-out is based on the value of non-voting shares at that time, calculated in the manner required by the applicable plan. Payments under the 2001 RSU plan may be in cash or in non-voting shares purchased in the market and under the RSU II plan may be in cash or non-voting shares purchased in the market, or, subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury.

3.	Long-term incentives
Long-term incentives are provided under the Share Option and Compensation Plan. The value of long-term incentives was established using a similar methodology to that used for the annual incentive plan of the Company. The purpose of the plan is to align the interests of shareholders with those of executives and non-employee directors and to provide incentive compensation based on the appreciation in value of the common shares and non-voting shares. This strategy provides an opportunity for executives to acquire, through share options, an increased proprietary interest in the Company.
        The amount and terms of any grant as determined by the Compensation Committee will be consistent with the overall compensation philosophy and objectives as set out above. As noted previously, share option grants are based on two main factors: competitive market compensation considerations and each executive leadership team member's personal value-add assessment model ratings.
        Share options will be granted at an exercise price not less than the market value of the non-voting shares, on the last business day before the grant date as determined pursuant to the plan. For 2002, primary grants were issued with graduated vesting over three years. One named executive was granted options with possible vesting no later than two years after the grant. Prior option grants are not taken into account in determining whether and, if so, how many new options would be granted.

Compensation of CEO
The principles used for determining the compensation of the President & CEO, Darren Entwistle, were identical to those established for the other executives, other than noted previously.

Share ownership guidelines
Share ownership guidelines have been introduced to provide a further link between executive share ownership and that of our shareholders, thereby demonstrating our executives' ongoing alliance with our shareholders.
        The share ownership targets provide for a value of at least three times annual base salary for the President & CEO and one times annual base salary for the executive leadership team. The share ownership can be a mix of common and non-voting shares and is to be acquired over a five-year period (i.e. by the end of 2007). Certain executives already have significant shareholdings and meet or exceed these targets.

Executive shareholdings summary table
The following table provides information concerning the total TELUS shareholdings held by each named executive (as set out in the Executive compensation summary table on page 29), dollar value of shareholdings and share ownership level (based on dollar value) to executive base salary ratio, as at December 31, 2002 (see share owner-ship guidelines on page 27).


---------------------------------------------------------------------------------------------------------------------------------
				   TELUS Shareholdings
				   (common shares/non-voting					           Executive's share
				   shares/restricted share units for 	     Dollar value of	           ownership level to
Name				   non-voting shares)			     shareholdings ($)(1)	   base salary ratio
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle		   10,723/71,468/28,626			     1,803,639		           2.3
George Cope			   -/165,048/-				     2,665,525		           4.4
John Maduri			   6,743/-/-				       117,665		           0.3
Robert McFarlane		   0/176,829/13,397			     3,072,154		           7.7
Barry Baptie			   8,648/526/11,330			       342,380		           1.0
---------------------------------------------------------------------------------------------------------------------------------

(1)	At the close of trading on December 31, 2002 the market price of the common shares was $17.45 and the market price of the non-voting shares was $16.15.

Conclusion
The Compensation Committee believes that the various components of compensation are appropriately balanced to provide direction and motivation for the executives to make a positive contribution to the Company's overall success and to deliver growth and synergy opportunities, thereby enhancing the value of the Company for our shareholders.



Signed, the members of the Human Resources and Compensation Committee



J.S. Lacey - Chair 				B.F. MacNeill



L.A. Pentland					D.C. Petri



D.P. Woodley

Executive compensation summary table
In accordance with executive compensation reporting requirements of applicable securities regulations, the following table provides information concerning the total compensation paid during the last three fiscal years to the CEO of the Company in the year ended December 31, 2002 and the four other executive officers employed by the Company as at December 31, 2002 who had the highest individual aggregate annual salary and bonuses during 2002 (collectively, the "named executives"). The figures shown for each of the three years represent those amounts paid by the Company or its predecessors to the named executives.
        The amounts shown in the following tables may include the issuance of options, and options given under the former option plan of Clearnet Communications Inc., adjusted in number to take into consideration the conversion of such options into options for Company shares pursuant to an option plan adopted only for this purpose, in addition to the options granted under the Company's Share Option and Compensation Plan.

---------------------------------------------------------------------------------------------------------------------------------
Compensation
---------------------------------------------------------------------------------------------------------------------------------
					Annual Compensation				Long Term Compensation
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
							     Other	    Number of     Restricted
	 			 			     annual	    securities    shares or 		     All other
 							     compen-        under  	  restricted		     compen-
Name and		   Year ended	Salary	  Bonus(1)   sation(2)      options	  share units     LTIP	     sation
principal position	   December 31	  ($)	      ($)         ($)	    granted(3)	         ($)	  payouts    ($)
---------------------------------------------------------------------------------------------------------------------------------

Darren Entwistle	   2002	        785,000	  371,305    97,247(4)	    163,255	  1,824,014(6) 	   -	      60,183(8)
President & Chief	   2001	        785,000	  510,250    109,075(5)	    380,000	    510,250(7)	   -	      60,183(8)
Executive Officer	   2000	        335,000	  279,390	 -	    215,025	       -	   -	     150,000(9)
(2000-07-10 to present)			   -	     -	         -	    350,000	       -	   -	        -
---------------------------------------------------------------------------------------------------------------------------------
George Cope		   2002	        600,000	  636,000	 -	     95,000	       -	   -	        -
Executive Vice-President   2001	        560,080	  596,858	 -	    208,335	       -	   -       1,400,000(10)
& President & CEO, 	   2000	        70,278	  127,417	 -	    352,824	       -	   -	        -
TELUS Mobility
(2000-11-15 to present)
---------------------------------------------------------------------------------------------------------------------------------
John Maduri 		   2002	        360,000	  138,060     171,260(11)    80,000	    138,060(6)	   -	        -
Executive Vice-President   2001	        360,000	  361,080     368,479(12)    75,000	       -	   -	      11,040(8)
& President,				   -	     -	         -	       -	       -	   -	      10,000(13)
Business Solutions	   2000		240,000	  166,800	 -	     31,758	       -	   -	      35,000(9)
(2000-05-01 to present) 		   -	     -	         -	    142,820	       -	   -	        -
---------------------------------------------------------------------------------------------------------------------------------
Robert McFarlane	   2002		400,000	  183,600  	 -	     50,000	    191,387(6)	   -
Executive Vice-President   2001		400,000	  238,800        -	     50,000	    238,800(7)	   -	      15,333(8)
& Chief Financial Officer		   -	   -	         -		-	       -	   -	     875,000(10)
(2000-11-06 to present)	   2000		 61,111	   92,667		     44,109	       -	   -	       7,900(13)
									    128,958				      10,000(13)
---------------------------------------------------------------------------------------------------------------------------------
Barry Baptie		   2002		350,000	  153,125     32,462(14)     50,000	    159,710(6)	   -	      13,416(8)
Executive Vice-President,  2001		350,000	  201,950     27,481(14)     60,000	    201,950(7)	   -	      57,441(15)
Technology & Operations			   -	     -	        -	       -	       -	   -	      90,044(16)
(1977-08-22 to present)	   2000		320,154	  222,507     18,378(14)     38,595	       -	   -	      75,000(9)
					   -	     -	        -	       -	       -	   -	      10,000(13)
---------------------------------------------------------------------------------------------------------------------------------

  (1)	Represents variable "at risk" component of cash compensation earned under the annual variable pay plan. Amounts are paid in first quarter of following year.
  (2)	Except as noted, the value of perquisites and other personal benefits received by named executives is no greater than the lesser of $50,000 and 10 per cent of annual salary and bonus of the respective named executives.
  (3)	Annual option grants under the Share Option and Compensation
        Plan awarded to the named executives in relation to the 2002 financial year were approved by the Compensation Committee and the Board on the 11th and 12th of February 2003. Similarly, previous years' grants have been reclassified to the financial year to which the grant is attributed. The details with respect to the option grants made in 2000 with respect to 1999 performance are in the 2001 information circular.
  (4)	Consists of $50,000 bonus paid to allow executive to repay
        Company loan in that amount, deemed interest on interest-free Company loan and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.
  (5)	Consists of $50,000 bonus paid to allow executive to repay
        Company loan in that amount, deemed interest on interest-free Company loan, deemed interest on a relocation expense payment in 2000 in the amount of $49,350, and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.


  (6)	Except as noted below for Darren Entwistle, amounts shown for
        2002 for Misters. Entwistle, Maduri, McFarlane and Baptie represent awards made on February 11, 2003 under the Company's RSU II plan which were converted into RSUs based on a share price of $16.11, which was the weighted average trading price of the non-voting shares on the Toronto Stock Exchange for the 15 business days ending December 31, 2002. The closing price of non-voting shares on the Toronto Stock Exchange on December 31, 2002 was $16.15. The number of RSUs awarded under the RSU II plan are as follows: Darren Entwistle - 23,048; John Maduri - 8,570; Robert McFarlane - 11,397; and Barry Baptie - 9,505. The amount for 2002 also includes the value as of December 31, 2002 of additional RSUs which were credited to such participants on the RSUs under the 2001 RSU plan to reflect payment of dividends on the non-voting shares during 2002. The RSUs under the RSU II plan vest in equal numbers over three years. During the life of the RSU, the named executives will also receive additional RSUs equal to any dividends paid on the non-voting shares. On vesting, the value of the RSUs is equal to the 15-day weighted average trading price of the non-voting shares on the Toronto Stock Exchange on the day prior to vesting multiplied by the number of RSUs held. Payout at vesting may be made in cash, non- voting shares purchased in the market or subject to all necessary corporate and regulatory approvals, in non-voting shares issued from treasury. The number of RSUs awarded is based on the achievement of 2002 performance results. For Darren Entwistle, his grant was comprised of 23,048 RSUs for 2002 performance (based on $16.11) and 96,640 RSUs (based on $14.86, the weighted average trading price of the non-voting shares on the Toronto Stock Exchange on February 11, 2003). The 96,640 RSUs were an additional award granted to Mr. Entwistle in lieu of a full grant of share options (award split between 60 per cent RSUs and 40 per cent share options).
  (7)	The number of RSUs awarded under the 2001 RSU plan are as
        follows: Darren Entwistle - 27,596; Robert McFarlane - 12,915; and Barry Baptie - 10,922. Dollar figures shown represent the number of outstanding RSUs multiplied by the weighted average trading price of non-voting shares as of February 12, 2002 being the date of grant. Each RSU is equal to the value of one non-voting share, as calculated under the plan. The RSUs vest on October 18, 2004. During the life of the RSUs, the executive will also receive additional RSUs equal to any dividends paid on the non-voting shares. On vesting, the value of the RSUs is equal to the weighted average trading price of the non-voting shares on that day multiplied by the number of RSUs held. Payout at vesting may be made in cash or in non-voting shares purchased in the market.
  (8)	Payment in lieu of accrued but unused vacation.
  (9)	Special bonus related to Clearnet acquisition.
  (10)	Payment of obligations assumed by TELUS upon acquisition of
        Clearnet Communications Inc.
  (11)	Consists of $100,000 bonus paid to allow executive to repay
        Company loan in that amount, deemed interest on interest-free Company loan and deemed interest on a housing cost-differential payment in the amount of $105,951 for 2002, and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.
  (12)	Consists of $200,000 bonus paid to allow executive to repay
        Company loan in that amount, deemed interest on interest-free Company loan and deemed interest on a housing cost-differential payment in the amount of $205,951 for 2001, and bonus in an amount sufficient to cover the taxes on both the loan repayment bonus and the deemed interest.
  (13)	Relocation expense payment.
  (14)	Housing cost-differential payment.
  (15)	Payment in lieu of accrued but unused vacation from years prior to the executive leadership team appointment.
  (16)	Payment to cover tax differences between provinces.

Options granted for the most recently completed financial year
A change in the timing of share option grants to executives occurred for the 2001 fiscal year. In the prior years, the executives received share option grants in the same fiscal year as the year for which such options were awarded. In 2001, share option grants for 2001 performance were not awarded until 2002. Accordingly, for this transition year only and in order to provide shareholders with the most recent and complete information, two tables are published below. The first table is for option grants made in February 2003 for fiscal year 2002 performance, and the second table is for option grants made in February 2002 for fiscal year 2001 performance.

The following option grants to the named executives were made in February 2003 in respect of 2002 performance:


---------------------------------------------------------------------------------------------------------------------------------
											Market value
			                      % of total				of securities
			Securities under      options granted to      Exercise or	underlying options
			options granted(1)    employees in	      base price	on the date of grant
Name			 (#)		      financial year(1)       ($/security)(2)   ($/security)(3)		Expiration date
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle        163,255        	      3.41	              $14.86             $15.16                 February 12, 2010
George Cope		 95,000		      1.98		      $14.86		 $15.16	                February 12, 2010
John Maduri		 80,000		      1.67		      $14.86		 $15.16	                February 12, 2010
Robert McFarlane	 50,000		      1.04		      $14.86		 $15.16	                February 12, 2010
Barry Baptie		 50,000		      1.04		      $14.86		 $15.16	                February 12, 2010
---------------------------------------------------------------------------------------------------------------------------------

  (1)   Percentage refers to percentage of total grant of TELUS share options. All grants are in respect of non-voting shares.
  (2)	TELUS options are granted at or above the weighted average
        trading price of the non-voting shares on the last business day before the date of grant.
  (3)	Actual weighted average trading price on the date of grant.

The following option grants were made to the named executives in 2002 in respect of 2001 performance:

---------------------------------------------------------------------------------------------------------------------------------
											Market value
					      % of total				of securities
			Securities under      option granted to	      Exercise or	underlying options
			options granted(1)    employees in	      base price	on the date of grant
Name			(#)		      financial year(1)	      ($/security)(2)	($/security)(3)	        Expiration date
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle	380,000		      7.93		      24.00		18.15		        February 13, 2012
George Cope(4)	           -		       -		        -		  -		                -
John Maduri		75,000		      1.57		      24.00		18.15		        February 13, 2012
Robert McFarlane	50,000		      1.04		      24.00		18.15		        February 13, 2012
Barry Baptie		60,000		      1.25		      24.00		18.15		        February 13, 2012
---------------------------------------------------------------------------------------------------------------------------------

  (1)   Percentage refers to percentage of total grant of TELUS stock options. All grants are in respect of non-voting shares.
  (2) TELUS options are granted at or above the weighted average trading price of the non-voting shares on the last business day before the date of grant.
  (3)   Actual weighted average trading price on the date of grant.
  (4)	No options were granted to Mr. Cope in 2002 because 208,335
        options were granted to him on December 21, 2001 under his employment agreement.

Aggregated options exercised during the most recently completed financial year and financial year-end option values for the named executives
---------------------------------------------------------------------------------------------------------------------------------
		       Securities	Aggregate					            Value of unexercised
		       acquired on	value						            in the money options
	 	       exercise	        realized	        Unexercised options                 at FY-end
Name			     (#)	      ($)	        at FY-end(1)	                    ($) exercisable/unexercisable
---------------------------------------------------------------------------------------------------------------------------------
					             common shares/	         common shares/
					             non-voting shares	         non-voting shares
			                             (#) exercisable	         (#) unexercisable
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle       -	        -	      0/71,675		         350,000/523,350     -/-
George Cope	       -	        -	      0/234,824		         261,852/268,983     529,655(2)/-
John Maduri	       -	        -	      65,586/10,586	           87,820/96,172     -/-
Robert McFarlane       -	        -	      51,060/178,303		   77,898/79,403     423,724(2)/-
Barry Baptie	       -   	        -	      13,765(3)/17,100/12,865	   26,945/85,730     -/-
---------------------------------------------------------------------------------------------------------------------------------

  (1)	At the close of trading on December 31, 2002 the market price of the common shares was $17.45 and the market price of the non-voting shares was $16.15.
  (2)	Based on the difference between the exercise price and the
        closing market price of the underlying non-voting shares ($16.15 for the non-voting shares) on December 31, 2002.
  (3)	Options acquired pre-merger for 75 per cent common shares and
        25 per cent non-voting shares when exercised.

SAR grants during the most recently completed financial year
The following RSUallocations were made to the named executives in February 2003 in respect of 2002:

---------------------------------------------------------------------------------------------------------------------------------
								                          Market value
					      % of total	                          of securities
			Securities under      SARs granted to	                          underlying SARs on
			SARs granted	      employees in	      Base price	  the date of grant
Name			(#)	 	      financial year(1)	      ($/security)(2)	  ($/security)(3)	Expiration date
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle	23,048		      11.42%		      $16.11		  $14.86		December 1, 2005
			96,640(4)	      47.89%		      $14.86(4)	          $14.86		December 1, 2005
George Cope		  -			-			 -		     -		                 -
John Maduri		 8,570		       4.25%		      $16.11		  $14.86		December 1, 2005
Robert McFarlane	11,397		       5.65%		      $16.11		  $14.86		December 1, 2005
Barry Baptie		 9,505		       4.71%		      $16.11		  $14.86		December 1, 2005
---------------------------------------------------------------------------------------------------------------------------------

  (1)	Percentage refers to percentage of total allocation of RSUs at the date of allocation.
  (2)	RSUs are generally granted under the RSU II plan based on the weighted average closing price of the non-voting shares of the Company on the Toronto Stock Exchange for the 15 business days ending December 31, 2002.
  (3)	The weighted average trading price of the non-voting shares on the Toronto Stock Exchange on the allocation date of February 11, 2003.
  (4)	RSUs granted based on a split in equity grant of 60 per cent
        RSUs and 40 per cent options. The number of RSUs granted was based on the value of the weighted average trading price of the non-voting shares on the Toronto Stock Exchange on February 11, 2003.

The following RSU allocations were made to the named executives in 2002 in respect of 2001:

---------------------------------------------------------------------------------------------------------------------------------
											  Market value
					      % of total				  of securities
			Securities under      SARs granted to			          underlying SARs on
			SARs granted	      employees in	      Base price	  the date of grant
Name			(#)		      financial year(1)	      ($/security)(2)	  ($/security)(2)	Expiration date
---------------------------------------------------------------------------------------------------------------------------------
Darren Entwistle	27,596		      29.65%		      $18.49		  $18.49		October 18, 2004
George Cope		  -		        -		 	 -		     -		                  -
John Maduri		  -			-			 - 	             -
Robert McFarlane	12,915		      13.88%		      $18.49		  $18.49		October 18, 2004
Barry Baptie		10,922		      11.73%		      $18.49		  $18.49		October 18, 2004
---------------------------------------------------------------------------------------------------------------------------------

(1)	Percentage refers to percentage of total allocation of RSUs at date of allocation.
(2)	RSUs were granted based on the weighted average trading price of the non-voting shares of the Company on the Toronto Stock Exchange on the allocation date of February 12, 2002.

Aggregated SARs exercised during the most recently completed financial year and financial year-end SAR values for the named executives

S>
---------------------------------------------------------------------------------------------------------------------------------
			Securities	    Aggregate						 Value of unexercised
			acquired on 	    value	        Unexercised SARs		 in the money SARs
			exercise	    realized		at FY-end			 at FY-end
Name			(#)		     ($)		(#) exercisable/unexercisable(1) ($)exercisable/unexercisable(2)
Darren Entwistle	-		      -		        -/148,314			 -/2,390,484
George Cope		-		      -		        -/-				 -/-
John Maduri		-		      -		        -/ 8,570			 -/138,063
Robert McFarlane	-		      -		        -/24,794			 -/399,967
Barry Baptie		-		      -		        -/20,835			 -/336,105
---------------------------------------------------------------------------------------------------------------------------------

  (1)	Also includes the RSUs credited under the 2001 RSU plan to
        named executives reflecting dividends paid on non-voting shares during 2002.
  (2)	RSUs under the 2001 plan are valued at the weighted average
        trading price of the non-voting shares on the Toronto Stock Exchange on December 31, 2002. RSUs under the RSU II plan are valued at the weighted average trading price of the non-voting shares on the Toronto Stock Exchange for the 15 days ending December 31, 2002.

TELUS pension plan
The TELUS Supplementary Retirement Arrangement ("SRA") establishes an overall retirement income benefit which provides supplemental pension benefits to be paid to a retired executive in addition to the pension income under the existing registered company pension plans.
        Named executives, other than George Cope, participate in the Company's contributory registered pension plans. The SRA for the named executives supplements these plans by providing a total benefit at retirement determined as two per cent of a person's highest consecutive three years' average pensionable remuneration times the total number of years of credited service to a maximum of 35. (Pensionable remuneration is base salary increased by 50 per cent for annual variable compensation payments to the named executives other than the CEO, and by 60 per cent for the CEO). The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 60 or over:




Pension Plan table 2002
                                                          Years of service
---------------------------------------------------------------------------------------------------------------------------------
            Remuneration ($)    15		  20		   25		    30		     35
---------------------------------------------------------------------------------------------------------------------------------

	      175,000	         52,500		  70,000	    87,500	    105,000	      122,500
	      200,000	         60,000		  80,000	   100,000	    120,000	      140,000
	      225,000	         67,500		  90,000	   112,500	    135,000	      157,500
	      250,000	         75,000		 100,000	   125,000 	    150,000   	      175,000
	      300,000	         90,000		 120,000	   150,000	    180,000	      210,000
	      350,000	        105,000	         140,000	   175,000	    210,000	      245,000
	      400,000	        120,000	         160,000	   200,000	    240,000	      280,000
	      450,000	        135,000	         180,000	   225,000	    270,000	      315,000
	      500,000	        150,000  	 200,000	   250,000	    300,000	      350,000
	      550,000	        165,000	         220,000	   275,000	    330,000	      385,000
	      600,000	        180,000	         240,000	   300,000	    360,000	      420,000
	      650,000	        195,000	         260,000	   325,000	    390,000	      455,000
	      700,000	        210,000	         280,000	   350,000	    420,000	      490,000
	      750,000	        225,000	         300,000	   375,000	    450,000   	      525,000
	      800,000	        240,000	         320,000	   400,000	    480,000	      560,000
	      850,000	        255,000	         340,000	   425,000	    510,000	      595,000
	      900,000	        270,000	         360,000	   450,000	    540,000           630,000
	      950,000	        285,000	         380,000	   475,000	    570,000	      665,000
	    1,000,000	        300,000	         400,000	   500,000   	    600,000	      700,000
	    1,050,000	        315,000	         420,000	   525,000	    630,000	      735,000
	    1,100,000  	        330,000	         440,000	   550,000	    660,000	      770,000
	    1,150,000	        345,000	         460,000	   575,000	    690,000	      805,000
	    1,200,000	        360,000	         480,000	   600,000	    720,000	      840,000
	    1,250,000	        375,000	         500,000	   625,000	    750,000	      875,000
	    1,300,000	        390,000	         520,000	   650,000	    780,000	      910,000
	    1,350,000	        405,000          540,000	   675,000	    810,000  	      945,000
	    1,400,000	        420,000	         560,000	   700,000	    840,000	      980,000
	    1,450,000	        435,000	         580,000	   725,000	    870,000  	    1,015,000
---------------------------------------------------------------------------------------------------------------------------------

  (1)	The compensation covered by the SRA for each of the named
        executives is based on his respective salary shown in the executive summary compensation table plus 60 per cent for the CEO and 50 per cent for each of the other participating named executives.
  (2)	The benefits under the registered pension plans and the SRA are payable for a member's lifetime with a 60 per cent benefit payable to the surviving spouse.
  (3)	The pension at retirement, at age 60 with less than 15 years'
        service, will be reduced.
  (4)	The above benefits are not offset by any CPP/QPP payments.

The years of credited service as of December 31, 2002 for pension plan purposes for the named executives other than George Cope are as follows: Darren Entwistle, two years and six months; John Maduri, four years and four months; Robert McFarlane, two years and two months; and Barry Baptie, twenty-five years and four months.

Employment agreements
TELUS has entered into executive employment agreements with an indefinite term with Darren Entwistle and Barry Baptie. Pursuant to these agreements, the executive's base salary for 2002 was established and an incentive compensation target of 50 per cent of base salary in 2002 was set. At the commencement of his employment, Darren Entwistle received a $250,000 interest-free forgivable loan net of tax obligations under his contract, of which $50,000 was forgiven in each of 2001 and 2002.
        Each agreement provides that if the employment of the executive were terminated at any time other than for just cause or by reason of death, disability or retirement, the executive will be paid a severance payment equal to two times his annual compensation and will be provided with continued benefit coverage and continued accrual of pensionable service for two years following the date of termination. Each agreement contains a prohibition on the improper disclosure or use of confidential information and a one-year non-competition restriction after termination.
        TELUS has entered into an agreement with John Maduri which is similar to the agreements with Darren Entwistle and Barry Baptie, except that the agreement with John Maduri provides that if the employment of the executive were terminated other than for just cause or by reason of death, disability or retirement, he will be paid a severance payment equal to one and one-half times his annual compensation and will be provided with continued benefit coverage and continued accrual of pension plan rights for 18 months following the date of termination. John Maduri received a $300,000 interest-free forgivable loan net of tax obligations under his contract, of which $200,000 was forgiven in 2001 and $100,000 was forgiven in 2002. Under his agreement, John Maduri is entitled to credit under the SRA of two years of pension service for each full year of employment during the first five years.
        TELUS has entered into an agreement with George Cope which is similar to the agreements with Darren Entwistle and Barry Baptie, except that the agreement with George Cope is for a fixed term expiring on December 31, 2004 and he does not participate in the pension plans of TELUS. George Cope's stock option grant is structured to vest on December 31, 2004, subject to the terms of his agreement. The agreement provides that if the employment of the executive were terminated at any time prior to expiry of the term other than for just cause or by reason of death or disability, he will be entitled to his salary for the balance of the term of his agreement.
In addition, if his employment were terminated, with the result that the one-year competition restriction becomes effective, the executive will be entitled to one year of annual compensation.
        TELUS has entered into an agreement with Robert McFarlane which is similar to the agreements with Darren Entwistle and Barry Baptie, except that the agreement with Robert McFarlane provides that if the employment of the executive were terminated during the first three years other than for just cause or by reason of death, disability or retirement, he will be paid a severance payment equal to one and one-half times his annual compensation and will be provided with continued benefit coverage and continued accrual of pension plan rights for 18 months following the date of termination. In addition, if his employment were terminated with the result that the one-year competition restriction becomes effective, he will be entitled to one year of annual compensation.

Indebtedness of directors and officers
No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2002 except with respect to loans as noted below. The Company provided assistance by way of loans to certain officers to minimize financial exposure associated with their acceptance of a position with the Company or to assist with housing costs. The aggregate amount of all indebtedness to the Company or to any of its subsidiaries from directors or officers as at February 28, 2003 was $450,000. The following table, presented in accordance with applicable securities laws, shows the details of certain indebtedness owed by directors and officers of the Company. All such indebtedness was incurred prior to July 30, 2002, the enactment date of the Sarbanes-Oxley Act (SOX). In compliance with that legislation, no new personal loans to directors and executive officers were made or arranged, and no pre-existing personal loans were renewed or modified, since July 30, 2002.

---------------------------------------------------------------------------------------------------------------------------------

						Involvement of		Largest amount outstanding 	Amount outstanding as at
Name and principal position			issuer or subsidiary	during 2002 ($)			February 28, 2003 ($)
---------------------------------------------------------------------------------------------------------------------------------

Darren Entwistle
President & CEO					Loan from Issuer(1)	200,000				150,000
Joseph Grech
Executive Vice-President
& President, Partner Solutions			Loan from Issuer(2)	300,000				300,000
John Maduri
Executive Vice-President
& President, Business Solutions	Loan from 	Issuer(3)		100,000				   -
---------------------------------------------------------------------------------------------------------------------------------

  (1)	Interest-free. Repayment in 2002 of $50,000 was offset by a
        Company bonus in an amount sufficient to cover the amount repaid and taxes thereon. Repayment of the balance of the loan in increments of $50,000 due in each of 2003 through 2005 will be offset by Company bonuses in an amount sufficient to cover the amount repaid and taxes thereon if the executive is an employee at those times. The loan will be repaid in a similar manner on the executive's death or his termination without cause or as a result of disability.
  (2)	Interest-free. Loan payable on November 23, 2003.
  (3)	Interest-free. Repaid in 2002, with payment offset by a Company bonus in an amount sufficient to cover the amount repaid and taxes thereon.

Performance graph
The following graph compares the yearly change over the past five years in the cumulative total shareholder return on the common shares and non-voting shares of TELUS(1) with the cumulative total return on the S&P/TSX Composite Index, assuming a $100 investment on December 31, 1997 and re-investment of dividends.


                                 [PERFORMANCE GRAPH]

Foot-note belongs to graph

  (1)	For the period December 31, 1997 to December 31, 1998 TELUS
        common share and non-voting share total returns are calculated at the January 31, 1999 merger ratio of 52.5 per cent of BC TELECOM's and 47.5 per cent of predecessor TELUS' share prices and dividends.


---------------------------------------------------------------------------------------------------------------------------------
					Dec 31 1997	Dec 31 1998	Dec 31 1999	Dec 31 2000	Dec 31 2001	Dec 31 2002
---------------------------------------------------------------------------------------------------------------------------------

TELUS	common				100		101		88		108		66		50
	non-voting 			100		101		88		102		63		46
S&P/TSX Index 				100		97		126		133		115		99
---------------------------------------------------------------------------------------------------------------------------------

Directors' and officers' insurance and indemnification
To the extent permitted by law, the Company has entered into an indemnification agreement with each of its directors and officers. The Company has directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of the Company. Such insurance provides for a total of $125 million coverage for both directors and officers as a group. The policy carries a $500,000 per-event deductible for each claim made under the indemnification liability coverage of the Company with a premium of $959,000 for the term from July 1, 2002 to July 1, 2003. A separate deductible of $1,000,000 per event applies to any action brought by Verizon.

Additional matters and information
Additional information about the Company is contained in the Company's annual information form and the audited financial statements of the Company for the year ended December 31, 2002. Copies of these documents are available upon request from TELUS' Corporate Secretary at 21st Floor, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.
------------------------------------------------------------------------------

board
     approval

The Board of directors has approved in substance the contents of this information circular and the sending of this information circular to the holders of common shares and non-voting shares.

Certificate
The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.



Darren Entwistle				Robert G. McFarlane
President &					Executive Vice-President
Chief Executive Officer			        & Chief Financial Officer
appendix a: statement of
   TELUS' corporate governance practices

We at TELUS are committed to adopting effective and best practices in corporate governance. TELUS consistently assesses and adopts emerging best practices, and never more so than in 2002. In a year of significant turmoil and regulatory focus on corporate governance, the following are the most noteworthy corporate governance measures taken by securities regulators that will impact TELUS:
*	proposed amended guidelines issued by the TSX ("proposed TSX guidelines");
*	Sarbanes-Oxley Act ("SOX") passed by the U.S. legislature in
        July 2002 and various rules adopted by the Securities and Exchange Commission ("SEC rules") under SOX;
*	proposed New York Stock Exchange ("NYSE listing standards");and
*	proposed bills by the Ontario Government, Keeping the Promise for a Strong Economy Act, 2002 and Investor Protection Act, which are expected to be proclaimed effective in the first quarter of 2003, and will provide the Ontario Securities Commission with additional power to make rules with respect to corporate governance.

TELUS is committed to an ongoing process of robust disclosure of its corporate governance practices in comparison with the TSX guidelines. TELUS has disclosed its corporate governance practices in relation to the TSX guidelines since the TSX adopted them in 1995. In the following section, TELUS has endeavoured to include in its disclosure against the current TSX guidelines its practice or changes in practices in relationship to SOX and SEC rules, and the proposed TSX guidelines and NYSE listing standards, where appropriate.
  As a continued listing requirement of the TSX, TELUS has disclosed in the next section its approach to corporate governance with reference to the current TSX guidelines. TELUS is in full compliance with the current and proposed continued listing requirements outlined in the proposed TSX guidelines.

disclosure of TELUS' practices
       with reference to the current TSX guidelines



---------------------------------------------------------------------------------------------------------------------------------
		            TELUS
                            Alignment
Toronto Stock               with TSX
Exchange Guideline          Guidelines      TELUS' Practices
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1: The Board	    yes		*   The Board of Directors has assumed responsibility for the stewardship of the
explicitly assumes                          Company by overseeing the management and operations of the business of the
responsibility for                          Company and supervising management, which is responsible for the day-to-day conduct
stewardship of the                          of the business.
Company                                 *   The TELUS Board Policy Manual was developed to assist members of the Board in fulfilling their obligations, both individually and collectively. The manual sets out guidelines and expectations for the Board as a whole, committees as a whole, individual directors, the Chairman, Vice-Chair and the CEO, along with expectations for each of the committees through their respective terms of reference. It serves as a road map for the Board to help them meet their responsibilities in the most effective manner possible on an ongoing basis.
                                        *   To further delineate the responsibilities of the Board, a Framework of
                                            Delegation of Decisions from the Board to executive management was put in place in
                                            June 1999. The framework provides guidance to the Board and management on matters requiring Board approval including major acquisitions, investments or divestitures, or any other specific transaction. To help the Board fulfill its obligations, duties and responsibilities under this framework, the Board delegates certain duties and responsibilities to committees to ensure full review of certain matters.
                                            The terms of reference of the committees outline the approval process for various matters and activities performed by the committees. The committees then report back to the Board on their activities on a regular basis, and recommend certain matters to the Board for its approval.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1(a): The         yes          *  The Board has assumed responsibility for adoption of the strategic
Board assumes                               planning process. It ensures there are long-term goals and strategies in place.
responsibility for the                      Goals and strategies are prepared and reviewed together by management and the
adoption of the                             Board on an annual basis and are a primary component of the Board's annual
strategic planning                          agenda. The Board as a whole participates in discussions on corporate strategy,
process                                     taking into account the opportunities and risks of the business and, if appropriate, approves the strategies and implementation plans recommended by management.


 		                        *   At least one extensive Board strategic planning session is held annually. A comprehensive and interactive strategic planning session with senior management and external advisors took place in September 2002 at which the directors reviewed current issues faced by TELUS and the telecommunications sector as a whole.
					*   The Board provides periodic guidance throughout the year on the development of corporate strategies based on the strategic plan and annual business plan. It also reviews any changes to corporate strategies or the strategic plan that may be necessary in light of any new developments that impact TELUS.
					*   At least quarterly, the Board monitors the performance of management in relation to both the strategic objectives and operational objectives set out in the annual budget.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1(b): The         yes		*   The Board has assumed responsibility for identifying the principal risks of
Board assumes                               the Company's business and for ensuring the implementation of appropriate systems
responsibility                              to manage these risks, as set out in the terms of reference for the Board and its
for the identification                      committees. The Board determines the principal risks associated with Company
of the principal risks                      business, based on the Board's knowledge of the telecommunications industry, the
of the Company's                            regulatory and competitive environment, general economic conditions and information
business and ensures                        provided by management. For a detailed summary of the risks and uncertainties of
implementation of                           the Company, see the risks and uncertainties section in the MD&A in the annual
appropriate risk                            report.
management systems 			*   The Audit Committee is responsible for reviewing and monitoring the risk management systems in place to mitigate the Company's exposure. In July 2002, it reviewed the 2002/2003 risk assessment process including risk management goals, proposed changes, annual risk assessment flow, benefits, a risk management matrix and timeline. In October, the Audit Committee reviewed the results of the annual
                                            TELUS risk assessment process which identified key risks, key management risk owners tasked with mitigating the risks, and internal audit plans to provide assurance to the Audit Committee regarding the risk during the 2003 audit plan.
                                        *   The Audit Committee receives quarterly reports on internal audit program results and evaluation of internal control systems and risk assessment updates, including legal and regulatory claims, environmental issues, disaster recovery plans, current accounting policies, financial derivatives and other exposures.
                                        *   The Audit Committee receives a compliance report on material legal and regulatory obligations based on a quarterly compliance survey cascaded to executives and senior management and an annual report on the relationship with regulators and the accuracy and timeliness of regulatory fillings.


             		                *   The Audit Committee has overseen the process for significantly improving the risk-management processes across the Company. A Vice-President, Risk Management and Chief Auditor was appointed in May 2002, who has a dual reporting obligation to both the CFO and the Chair of the Audit Committee. In both September 2002 and
                                            January 2003, an extensive risk assessment survey of management employees was conducted across TELUS, the results of which were reported back to the Audit
                                            Committee. The results provided the Audit Committee with an internal controls assessment of the entire organization and individual business units.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1(c): The         yes         *   The Board assumes the responsibility for succession planning and delegates
Board assumes                               to the Compensation Committee the responsibility to oversee the Company's plan for
responsibility for                          executive and management succession, development and retention.
succession planning,                    *   The Compensation Committee periodically reviews the Company's overall organizational
including appointing,			    plan and structure.
training and                            *   The Compensation Committee reviews, approves and reports to the Board on an
monitoring                                  annual basis, or more frequently as required, succession plans for executive
senior management                           management and senior management, including specific personal development plans and career planning for potential successors.
                                        *   The performance of executive management is annually measured against present objectives.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 1(d): The         yes         *   The Board has implemented appropriate structures to promote complete,
Board assumes                               timely and effective communications between TELUS, its members, the public and
responsibility for                          regulatory agencies. Through the Audit Committee all public financial information
a communications                            is reviewed and recommended to the Board for approval for release prior to public
policy                                      disclosure.
					*   The Company is also preparing a Corporate Disclosure Policy, to be completed after regulatory requirements applicable to it are finalized. This policy will confirm in writing TELUS' existing policies and practices on corporate disclosure and confidentiality of information including:
                                            (i)	how the Company interacts with analysts, investors, other key stakeholders and the public;
                                            (ii)measures for compliance with disclosure obligations including establishing a disclosure committee (comprised of management), determination of material information, meeting timely disclosure obligations and providing a recommended financial disclosure model.
                                        *   Once finalized, this policy will be presented to the Board for approval.
                                            Any changes to TELUS' practices and this policy, as approved by the Disclosure
                                            Committee of the Company, will be reported back to the Audit Committee
---------------------------------------------------------------------------------------------------------------------------------

Guideline 1(e): The         yes         *   The Board ensures the integrity of internal control and management information
Board assumes                               systems through its delegation to the Audit Committee. The Audit Committee receives
responsibility for                          quarterly reports on the internal audit activities conducted during each quarter
the integrity of                            and updates on the internal control systems. It also receives results from the risk
internal control and                        management survey designed to identify strengths and weaknesses with the system of
management information                      internal controls within the TELUS environment. This survey aligns with the COSO
systems                                     (Committee of Sponsoring Organizations of the Treadway Commission) internal control environment and covers the following components of internal controls: the control environment ("Tone at the Top"), risk assessment, control activities (policies and procedures), information and communications systems and monitoring.
                                        *   The Audit Committee reviews and approves methods of controlling corporate assets and information systems. It also reviews on a quarterly basis, major accounting policies including alternatives and potential material key management estimates or judgments. Furthermore, it oversees the financial reporting process in accordance with applicable accounting principles including Canadian and U.S.
                                            generally accepted accounting principles (GAAP).
---------------------------------------------------------------------------------------------------------------------------------
Guideline 2: The            yes         *   Through the Corporate Governance Committee, the Board has reviewed and
Board is                                    determined which directors are considered "unrelated" pursuant to the definitions
constituted with                            set out in the current and proposed TSX guidelines.
a majority of 				*   On rigorous application of these definitions, 8 of the 12 proposed
"unrelated" directors                       directors of the Company are considered "unrelated" to the Company.
					*   The Company does not have a "significant shareholder" as defined under the current and proposed TSX Guidelines. Pursuant to the Long-Term Relationship
                                            Agreement dated January 31, 1999 among the Company and Verizon's subsidiaries, GTE
                                            Corporation and Anglo-Canadian Telephone Company, B.A. Canfield, A.C. Giammarino
                                            and D.C. Petri have been designated director nominees by Verizon.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 3: Disclose       yes		*   The Board has reviewed and analyzed each of the proposed directors'
whether each director                       circumstances as they relate to TELUS. The Board has determined that B.A. Canfield
is "unrelated" or                           (Chairman), D. Entwistle (President & CEO), A.C. Giammarino and D.C. Petri are
"related" to the                            "related" directors pursuant to the current and proposed TSX Guidelines. If elected
circumstances of                            at the meeting, Messrs. Canfield, Entwistle, Giammarino and Petri will be the only
each director and the                       directors who are related directors.
analysis of the 			*   D. Entwistle is the only director who is also a member of management of the
application                                 Company. Consequently, by virtue of being a member of management, the Board has
supporting this                             determined that a material business relationship exists with TELUS.
conclusion

				        *   The Board has determined that A.C. Giammarino and D.C. Petri have a material business relationship with TELUS by virtue of their relationship with
                                            Verizon and Verizon's relationship with TELUS. A.C. Giammarino and D.C. Petri are members of senior management of Verizon and Verizon nominees on the TELUS Board.
                                            Verizon has a material business relationship with TELUS through its Software and
                                            Related Technology and Services Agreement.
					*   B.A. Canfield would be considered a "related" director under the proposed
                                            TSX guidelines. He was CEO of BC TELECOM, predecessor to TELUS, from October 1990 to July 1997. He also served as CEO from September 1999 to July 10, 2000 and, therefore, has not satisfied the "cooling off period" for establishing his
                                            "independence" from management. The Board acknowledges that the current Chairman of the Board is a "related" director under the proposed TSX guidelines, and will assess this as part of the Chair succession plan.
					*   There is no material relationship existing between any of the proposed directors and the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company. Each director owns
                                            TELUS securities; such holdings are disclosed in this information circular on page
                                            8, Election of directors.
                                        *   The Board has made such determinations based on a comprehensive questionnaire completed by each director.
                                        *   Additional disclosure on Board members, including their business experience and backgrounds, can be found in Election of directors in this information circular, the annual information form, the annual report and the TELUS Web site at
                                            telus.com.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 4: The            yes		*   The Governance Committee, all of whose members are "unrelated", is
Board has a                                 responsible for assessing and making recommendations regarding Board effectiveness,
committee responsible                       and for establishing a process for identifying, recruiting, appointing,
for appointment/                            re-appointing and providing ongoing education and development for directors.
assessment of directors,                *   The Governance Committee undertook an extensive disciplined review to
composed exclusively                        determine, in light of the opportunities and risks facing the Company, the
of non-management                           competencies, skills and personal qualities it should seek in new Board members to
/unrelated directors                        add value to the Company. The Governance Committee retained an external consultant for a director search, and undertook a process for adding a director to the proposed slate of directors. Prospective director candidates met with the Chairman and the CEO.
                                        *   Annually, the Governance Committee reviews and recommends to the Board for approval the long-term plan for composition of the Board. This recommendation takes into consideration the current strengths, skills and experience on the Board, appropriate retirement criteria and the strategic direction of the Company.
---------------------------------------------------------------------------------------------------------------------------------

Guideline 5: The            yes		*   The Governance Committee, in conjunction with the Chairman, carries out an
Board has implemented                       annual assessment process that monitors the effectiveness of the Board, reviews
a process for                               Board and committee processes, and the Board's relationship with management.
assessing the                           *   A director peer evaluation program was implemented to provide each director
effectiveness of                            with feedback from director peers on his performance. It provides directors with
the Board, its                              suggestions for improving his or her effectiveness as directors and contributions
committees and the                          to the Board.
contribution of				*   Going forward, each committee will also conduct its own performance review,
individual directors                        which will be added to its terms of reference.
 					*   The Board also notes the disclosure on attendance at Board and committee meetings by the directors, as set out in the Election of directors on page 8 in the information circular, and confirms that each director had an outstanding attendance record.
---------------------------------------------------------------------------------------------------------------------------------
Guideline 6: The            yes	        *   The TELUS Board Policy Manual was established to assist new and existing
Company, as an                              Board members in understanding the role of the Board, the role of Board committees
integral part of the                        and the contribution individual Board members are expected to make, including the
process for appointing                      commitment of time and energy that the Company expects of its directors. The manual
new directors, has an                       is subject to periodic review and approval by the Governance Committee and the
orientation and education                   Board, and is updated from time to time.
program for new directors		*   The Governance Committee reviews, approves and reports to the Board on the directors' orientation process and plans for the ongoing development of existing
                                            Board members.
					*   During 2002, A.C. Giammarino and D.C. Petri were appointed to fill the
					    vacancy of directors created by M. Masin and F. Salloum when they resigned from the
					    Board. The new directors went through an extensive orientation process which
					    includes each of them receiving a large information package on TELUS, including the
					    most current annual information form and the annual report. Each of them also
					    attended an orientation session where key management provided an overview on the
				            TELUS organization structure, TELUS' strategy and performance scorecard, TELUS'
					    strategic financial plan and the TELUS/Verizon relationship.
				        *   In addition, the committee Chairs ensure there is a committee orientation
					    process in place for any directors newly appointed to a committee.
					*   As part of the strategic planning session in September 2002, the President
					    and CEO, in conjunction with the Chairman, selected special educational topics for
					    presentation and discussion at the strategic planning session. Topics dealt with
					    the business and regulatory environment, new technology and the telecommunications
					    sector in general.
---------------------------------------------------------------------------------------------------------------------------------

Guideline 7: The Board      yes		*   An appropriate number of Board members representing a diversity of views
has examined the size			    and business experience have been nominated for election to the Board in order for
of Board, and has			    the Board to function more effectively.
undertaken a 				*   The Governance Committee has completed a comprehensive review of the long-term plan
program to reduce                           for Board composition and Board size and recommended that the size of the Board be
the number of                               reduced from 15.
directors with a 			*   The Board has also approved the Governance Committee's recommendation to reduce the
view to improve                             size of the committees to enhance ongoing effectiveness of the committees.
effectiveness
---------------------------------------------------------------------------------------------------------------------------------
Guideline 8: The Board      yes		*   The Governance Committee, which is comprised of "unrelated" directors,
has reviewed the                            reviews and recommends to the Board the compensation and benefits of Board members.
adequacy and form of                        In this regard, the Committee analyses market data, time commitments, fees payable
compensation of                             by other similar organizations and the responsibilities of directors in general.
directors in light                          For details, see Director compensation on page 20.
of the risks and 			*   The Company will also align the Board with the interests of shareholders
responsibilities of                         through the promotion of increased share ownership by directors, and payment of
being a director                            performance-based, long-term equity-based incentive compensation to directors.
					*   The Board has approved a minimum equity ownership level for directors of
                                            $100,000, to be acquired within five years of joining the Board. As of February 28,
                                            2003, 6 of the 12 proposed directors have reached the minimum equity ownership level. As well, the Company adopted a Share Option and Compensation Plan, whereby separate provisions are maintained for share compensation for directors. Pursuant to this plan, a minimum level of the annual board retainer is directed to the purchase of TELUS shares, or paid in the form of deferred share units, until the appropriate level is reached. Pursuant to the plan, a portion of the total annual directors' compensation is also delivered through options, the value and number of which are determined by market factors.
					*   The Compensation Committee, which is comprised of a majority of "unrelated"
                                            directors, is responsible for ensuring the Company has a broad plan for executive and management compensation, development and retention. A detailed report on executive compensation has been provided by the Compensation Committee in the section on Mandate and report of the Human Resources and Compensation Committee on page 24 in this information circular.
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
Guideline 9: Committees	    yes		*   Each TELUS committee is comprised of a majority of "unrelated" directors,
should generally be                         all of whom are non-management directors.
composed of non-			*   The Governance Committee is comprised solely of "unrelated" and
management directors			    "non-management" directors.
and the majority                        *   The Audit Committee is comprised solely of "unrelated" and "non-management"
of committee members                        directors, other than A.C. Giammarino, who is considered "related" but is a
should be unrelated                         "non-management" director. If securities regulators mandate or adopt that the Audit
                                            Committee should be comprised solely of "unrelated" and "non-management" directors,
                                            TELUS intends to comply with their requirement.
					*   The Compensation Committee is comprised solely of "unrelated" and
                                            "non-management" directors, other than D. Petri who is considered "related" but is a "non-management" director. If securities regulators mandate or adopt that the
                                            Compensation Committee should be comprised solely of "unrelated", and
                                            "non-management" directors, TELUS intends to comply with their requirement.
                                        *   The President and CEO and Chairman of the Board may attend all committee meetings. The President and CEO is not a member of any committee and the Chairman of the Board is only a member of the Pension Committee.
                                        *   At the end of committee meetings, the committee members regularly meet
                                            "in-camera" without management present. Generally, the Chair of the committee presides over these sessions.
				        *   The Board encourages attendance by executive management at Board and committee meetings to provide additional insight into the items being discussed and exposure to executive management.
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Guideline 10: Appoint a     yes		*   The Governance Committee is responsible for governance issues, including:
committee responsible			    *   recommending to the Board for approval the Company's disclosure in response
for determining the                             to these guidelines;
Company's approach to	         	    *	annually reviewing all terms of reference;
corporate governance	                    *	periodically reviewing Board and committee composition; and
issues and the    		            *	ensuring, on behalf of the Board, that the corporate governance system
Company's response to                           effectively supports the discharge of the Board's obligations to the shareholders.
these governance
guidelines
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

Guideline 11: The Board,    yes		*   The Board has a broad responsibility for supervising the management of the
together with the CEO,                      business and affairs of the Company. This responsibility is outlined in the
has developed position                      Board's terms of reference in the TELUS Board Policy Manual. On June 8, 1999, the
descriptions for the                        Board approved a Framework for Delegation from the Board to Executive Management,
Board and CEO,including                     which further defines the authority of executive management with regard to
defining limits to                          decisions involving the operations of the Company and its subsidiaries.
management's                 	        *   The TELUS Board Policy Manual also includes terms of reference for the President
responsibilities. The                       and CEO. As well, his annual performance objectives, which are reviewed
Board had approved                          and approved by the Compensation Committee, supplement his mandate and further
the corporate objectives                    define the responsibilities of management. The Compensation Committee reviews the
the CEO is responsible                      performance of the President and CEO against his annual objectives and reports
for meeting                                 back to the Board. For further details, see Mandate and report of the Human
					    Resources and Compensation Committee on page 24.
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Guideline 12: The Board     yes         *   The Board recognizes that its independence from management is primary to
has implemented                             fulfilling its duties. The Board is committed to the principles of independence and
structures and procedures                   accountability. Management is accountable to the Board. The Board is accountable to
to enable the Board                         the stakeholders of the Company while at all times focusing on the best interests
to function                                 of the Company and the enhancement of shareholder value and the financial viability
independently of                            of the business. Refer to disclosure on Guideline 1 for further information on
management, including                       Board structures and processes to ensure the effective operation of the Board.
separate roles of the                   *   The Governance Committee is responsible for establishing structures and
Board Chair and CEO                         processes to enable the Board to function independently, and to ensure that prospective candidates fully understand the role of the Board and contributions they are expected to make.
                                        *   The independence of the Board is further enabled through the separation of the positions of Chairman, Vice-Chair and President and CEO. Both the Chairman and
                                            Vice-Chair are non-management directors.
                                        *   At the end of each meeting the Board meets without management other than the CEO, followed by an "in-camera" session without the CEO. The Chair generally presides over these "in-camera" sessions of the Board.
                                        *   Upon notice to the Governance Committee, each committee has specific authority to retain external advisors.
                                        *   Members of the Board can request, at any time, a meeting restricted to non-management members of the Board for the purpose of discussing matters independently of management


                                        *   The Board also encourages attendance by executive management and senior management, who are subject matter experts, at Board and committee meetings, to further the Board's exposure to management and knowledge in certain subjects.
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Guideline 13: The Audit     yes		*   The Audit Committee is comprised of a majority of "unrelated" and
Committee has a                             "independent" directors.
specifically defined                    *   The Board believes that all current Audit Committee members, I.J. Harris,
mandate, with all                           P. Charbonneau and A.C. Giammarino are "financially literate" and have "accounting
members being outside                       or related financial experience", as defined under the proposed TSX guidelines and
directors, including                        are "audit committee financial experts" as defined under SOX and the final SEC rules.
direct communication                    *   The Corporate Governance Committee agreed, as a general rule, that Audit
channels with the                           Committee members will not sit on any other Board committees so as to enable more
internal and external                       dedicated attention to increased responsibilities of the Audit Committee. It also
auditors and oversight                      plans to review compensation for Audit Committee members in 2003.
for management reporting 		*   The Audit Committee has direct communication channels with the internal and
on internal control                         external auditors to discuss and review specific issues as appropriate. Going forward, the Audit Committee will have sole authority to retain the external auditors and the external auditors will report directly to the Audit Committee.
				        *   The Vice-President, Risk Management and Chief Auditor has a dual reporting function and reports directly to both the CFO and the Chair of the Audit Committee.
                                            The Audit Committee meets separately "in-camera" at every regular Committee meeting, with both the external auditors and internal auditor, without management present.
                                        *   The Audit Committee is responsible for reviewing the Company's audit functions and financial statements, and reviewing and recommending for approval for release to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.
                                        *   The Audit Committee is responsible for overseeing the Company's internal control function and ensuring that management has effective internal control systems in place. It reviews the scope of responsibilities and effectiveness of the internal audit group, including internal audit reporting lines and their working relationship with the external auditors.
 					*   The Audit Committee is also responsible for overseeing the process with the external auditors including discussing and reviewing:
                                            *	the scope of their examination, the audit plan and any changes therein and the fees involved;
                                            *	factors that might impair, or be perceived to impair, the independence of the external auditors, including pre-approval of audit and non-audit services and fees related thereto;


 				            *	any problems found in performing the audit, such as limitations or restrictions imposed by management or situations where management seeks a second opinion on a significant accounting issue;
                                            *	major positive and negative observations of the auditors during the course of the audit;
                                            *	the Company's major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that could materially affect the financial results;
                                            *	emerging accounting issues and their potential impact on the Company's financial reporting.
                                        *   The Audit Committee terms of reference explicitly set out the role and oversight responsibility of the Audit Committee. For further details, see the
                                            Mandate and report of the Audit Committee on page 21 in this information circular.
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Guideline 14: The Board     yes		*   In addition to the authority of the Board and committees to retain external
has implemented a                           advisors in connection with their responsibilities, individual directors may engage
system to enable                            outside advisors at any time, subject to the approval of the Governance Committee,
individual directors                        to provide advice with respect to a corporate decision or action.
to engage outside
advisers, at the
Company's expense
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




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 10, 2003
						TELUS Corporation



						__ "James W. Peters"___
						Name:  James W. Peters
						Title:  Corporate Secretary